As filed with the Securities and Exchange Commission on October 25, 1996
                                                     Registration No. 333-8329

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                     ------------------------------------
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-1
                            Registration Statement
                       Under the Securities Act of 1933
                        ------------------------------
                                AMEDISYS, INC.

            (Exact name of Registrant as specified in its charter)


          DELAWARE                   8082                   11-3131700
(State or other jurisdiction   (Primary Standard         (I.R.S. Employer
     of incorporation or   Industrial Classification  Identification Number)
        organization)            Code Number)

3029 S. SHERWOOD FOREST BLVD.                         WILLIAM F. BORNE,
          SUITE 300                                CHIEF EXECUTIVE OFFICER
BATON ROUGE, LOUISIANA  70816                          AMEDISYS, INC.
        (504)292-2031                           3029 S. SHERWOOD FOREST BLVD.
(Address, including zip code, and                         SUITE 300
 telephone number, including                    BATON ROUGE, LOUISIANA  70816
 area code, of registrant's                             (504)292-2031
principal executive offices)                 (Name, address, including zip code,
                                               and telephone number, including
                                              area code, of agent for service)
                                    COPY TO:
                               THOMAS C. PRITCHARD
                            BREWER & PRITCHARD, P.C.
                             1111 BAGBY, SUITE 2450
                              HOUSTON, TEXAS 77002
                              PHONE (713) 659-1744
                          ----------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
                          ----------------------------

                        CALCULATION OF REGISTRATION FEE

                                     Proposed       Proposed
Title of Each Class of   Amount       Maximum        Maximum        Amount of
  Securities To Be       Being    Offering Price   Aggregate      Registration
    Registered         Registered  Per Share(1)  Offering Price(1)     Fee

Common Stock           425,150(2)      $7.00(2)   $4,171,363(2)     $1,438.40(2)

   TOTAL                                                            $1,438.40(2)
================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices for the Common Stock, as reported by Nasdaq on July 15, 1996, or $7.00 per share.

(2) The number of shares being registered has been reduced from 595,909 to 425,150.

                         ----------------------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                AMEDISYS, INC.

                             Cross-Reference Sheet
            Pursuant to Rule 404(a) of Regulation C and Item 501(b)
              of Regulation S-K under the Securities Act of 1933

      S-1 ITEM NUMBER AND CAPTION                       HEADING IN PROSPECTUS

 1.   Forepart of Registration Statement
      and Outside Front Cover Page of
      Prospectus..........................Forepart of the Registration Statement
                                          and Outside Front Cover Page of
                                          Prospectus

 2.   Inside Front and Outside Back
      Cover Pages of Prospectus...........Inside Front and Outside Back Cover
                                          Pages of Prospectus

 3.   Summary Information, Risk
      Factors and Ratio of Earnings
      to Fixed Charges....................Prospectus Summary; Risk Factors

 4.   Use of Proceeds.....................Use of Proceeds

 5.   Determination of Offering Price.....*

 6.   Dilution............................*

 7.   Selling Security Holders............Plan of Distribution and Selling
                                          Stockholders

 8.   Plan of Distribution................Outside Front Cover of Prospectus;
                                          Plan of Distribution and Selling
                                          Stockholders

 9.   Description of Securities to be
      Registered..........................Price Range of Common Stock and
                                          Dividend Policy; Description of
                                          Securities

10.   Interests of Named Experts and
      Counsel.............................*

11.   Information with Respect to
      the Registrant......................Business; Management; Description of
                                          Securities; Principal Stockholders;
                                          Price Range of Common Stock and
                                          Dividend Policy; Selected Financial
                                          Data; Capitalization; Management's
                                          Discussion and Analysis of Financial
                                          Condition and Results of Operation
12.   Disclosure of Commission
      Position on Indemnification
      for Securities Act Liabilities......*
-----------------------

(*)   Not applicable.

                  SUBJECT TO COMPLETION, DATED OCTOBER 25, 1996

                                AMEDISYS, INC.

                                 425,150 SHARES

       Of the 425,150 shares of common stock, par value $.001 per share ("Common Stock"), offered hereby, 150,000 shares are being offered by AMEDISYS, Inc., Delaware corporation ("Company"), and 275,150 shares are being offered for resale by the Selling Stockholders. Of the shares to be resold, 150,000 shares are issued and outstanding; 75,000 shares may be acquired upon exercise of outstanding warrants ("Warrants"); and 50,150 shares may be acquired upon exercise of outstanding options ("Options"). See "Description of Securities" and "Plan of Distribution and Selling Stockholders." The Company will use the proceeds from the sale of the shares offered by it for working capital and general corporate purposes. The Company will not receive any of the proceeds from the resale of the shares of Common Stock by the Selling Stockholders.

       The Selling Stockholders may sell the Common Stock through broker-dealers, through agents or directly to one or more purchasers. The distribution of the Common Stock may be effected from time to time in one or more transactions in the over-the-counter market or in transactions otherwise than in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. Any Selling Stockholder may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or commissions from purchasers of the Common Stock for whom they may act as agent (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). The Selling Stockholders and any broker-dealer or agents that participate in the distribution of the Common Stock might be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such broker-dealer or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Act"). The Company has not agreed to indemnify any of the Selling Stockholders against any liabilities under the Act. See "Plan of Distribution and Selling Stockholders."

       The Company has agreed to bear all expenses (other than selling discounts, concessions or commissions and certain other fees and expenses of counsel and other advisers to the Selling Stockholders) in connection with the registration and sale of the Common Stock being offered by the Selling Stockholders. The Common Stock being offered hereby by the Selling Stockholders has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Common Stock should confirm the registration thereof under the securities law of the state in which such transactions occur, or the existence of any exemption from registration. A current prospectus must be in effect at the time of the sale of the shares of Common Stock to which this Prospectus relates. Each Selling Stockholder or dealer effecting a transaction in the registered securities, whether or not participating in a distribution, is required to deliver a current prospectus upon such sale. The shares to be issued by the Company will be offered on a "best-efforts, no-minimum" basis. The Common Stock is traded on The Nasdaq SmallCap Market under the trading symbol "AMED." On October 23, 1996, the last sales price of the Common Stock as quoted by Nasdaq was $7 7/8 per share.
                         ------------------------------

             AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES
              A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5.
                         ------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.
                               -------------------

                 The date of this Prospectus is October 25, 1996

       NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

SECTION                                                                     PAGE
-------                                                                     ----
Available Information .....................................................    2
Prospectus Summary ........................................................    3
Risk Factors ..............................................................    5
Use of Proceeds ...........................................................   10
Price Range of Common Stock and Dividend Policy ...........................   10
Capitalization ............................................................   11
Selected Financial Data ...................................................   12
Management's Discussion and Analysis of Financial
   Condition and Results of Operations ....................................   13
Business ..................................................................   17
Management ................................................................   28
Principal Stockholders ....................................................   32
Description of Securities .................................................   33
Plan of Distribution and Selling Stockholders .............................   35
Legal Matters .............................................................   38
Experts ...................................................................   38
Index to Financial Statements..............................................  F-1


       EACH SELLING STOCKHOLDER AND ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, ARE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information are available for inspection and copying at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the Regional Offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

      The Company has filed with the SEC in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Act with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Company and the securities offered by this Prospectus. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by this reference. The Registration Statement and the exhibits and schedules thereto are available for inspection at, and copies of such materials may be obtained upon payment of the fees prescribed therefor by the rules and regulations of the SEC, from the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                              PROSPECTUS SUMMARY

      THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

GENERAL

      AMEDISYS, INC., a Delaware corporation ("Company"), is a provider of alternative site health care and physician management services. The Company provides home health care and supplemental staffing nurses and operates outpatient surgical centers. The Company maintains 28 home health care and supplemental staffing offices in eight states, and operates two outpatient surgery centers in Texas and is developing a surgery center in Louisiana. The Company also manages home health agencies, physician practices and rural health clinics and is the network manager of the Home Care Alliance of Louisiana.

      The Company was incorporated as M&N Capital Corp. ("M&N") in October 1992 under the laws of the state of New York. Analytical Nursing Management Corp., a Louisiana corporation, was formed in December 1992 ("ANMC"). In December 1993, M&N acquired all of the issued and outstanding shares of common stock of ANMC. In June 1994, M&N reincorporated in the state of Delaware under the name of Analytical Nursing Management Corp., and in August 1995, the Company changed its name to AMEDISYS, INC.

      The Company operates through the following subsidiaries: AMEDISYS Staffing Services, Inc. ("AME"); AMEDISYS Nursing Services, Inc. ("ASI"); and AMEDISYS Specialized Medical Services, Inc. ("ASM"), all of which are wholly-owned Louisiana corporations; AMEDISYS Surgery Centers, L.C. ("ASC"), a wholly-owned Texas limited liability company; AMEDISYS Physician Services, Inc. ("APS"), a Louisiana corporation 60% owned by the Company; and FutureCare, Inc., a Nevada corporation 55% owned by the Company. Subsidiaries of the Company's subsidiaries include: MedAMErica, Inc. of Texas, a Texas corporation 80% owned by AME; MedAMErica, Inc., a Louisiana corporation 80% owned by AME; AMEDISYS Home Health, Inc., a Louisiana corporation wholly owned by ASM; AMEDISYS Home Health, Inc. of Texas, a Texas corporation wholly owned by ASM; Jackson Rural Health Clinic, Inc., a Louisiana corporation 60% owned by ASM; Kentwood Rural Health Clinic, Inc., a Louisiana corporation 60% owned by ASM; and Bastrop Rural Health Clinic, Inc., a Louisiana corporation 60% owned by ASM.

      References to the Company include references to its subsidiaries. The Company's principal executive offices are located at 3029 South Sherwood Forest Boulevard, Third Floor, Baton Rouge, Louisiana 70816, and its telephone number is (504) 292-2031.

RECENT DEVELOPMENTS.

      On October 16, 1996, the Company entered into a letter of intent which, if completed, would result in the acquisition of all of the Company's outstanding stock by a third party and the merger of the Company into a wholly-owned subsidiary of the third party. The letter of intent is subject to negotiation and execution of a definitive merger agreement, completion of satisfactory due diligence by the parties and approval by the Board of Directors of both parties and the Company's shareholders. There can be no assurance that this transaction will be consummated.

                                 THE OFFERING

Common Stock Offered by the Company 150,000 shares
Common Stock Offered by the Selling 275,150 shares
Common Stock Outstanding  2,583,864 shares(1)
Risk Factors............ An investment in the securities offered hereby involves a high degree of risk. Prospective investors should review carefully the information set forth under "Risk Factors."
Use of Proceeds.........  Working capital and general corporate purposes.
Nasdaq Symbol...........  AMED
--------------------

(1) Does not include (i) 103,721 shares of Common Stock underlying outstanding warrants ("Warrants"), (ii) 50,150 shares of Common Stock underlying outstanding options ("Options"), and (iii) 250,000 shares of Common Stock underlying other options. See "Description of Securities -- Warrants" and "Management -- Stock Options."

                         SUMMARY FINANCIAL INFORMATION
                     (In thousands, except per share data)


                         SIX MONTHS ENDED             YEAR ENDED
                              JUNE 30,                DECEMBER 31,
                         ---------------      ----------------------------
                         1996       1995      1995        1994      1993
                         ----       ----      ----        ----      ----
STATEMENTS OF INCOME DATA:
Service Revenue........ $21,885    $17,925    $37,589    $28,902    22,445
Gross Margin...........   9,559      6,840     15,165     11,906     7,771
Operating income.......     839        792      1,380      2,166       567
Income before income tax    713        694      1,130      1,933       534
Net income.............     446        572        942      1,905       495
Net income per share...    0.17    0.22(1)    0.37(1)    0.75(1)   0.22(1)
Weighted average
  shares outstanding...   2,584      2,547      2,570      2,525     2,285

                         JUNE           DECEMBER
BALANCE SHEET DATA:     30, 1996        31, 1995
                        --------        --------
Working capital........  $2,189            $1,878
Total assets...........  14,572            11,537
Long-term liabilities..     857             1,490
Stockholders' equity...   4,738             4,274
-------------------------

  (1) The Company acquired Surgical Care Centers of Texas, L.C., a Texas limited liability company ("ASC"), on June 30, 1995 in a transaction which was accounted for as a pooling of interest. Prior to the acquisition by AMEDISYS, the individual members of ASC were responsible for all income taxes; therefore, no income tax expense was recorded through June 30, 1995.

                                 RISK FACTORS

       AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A NUMBER OF SIGNIFICANT RISKS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING FACTORS.

INCREASED WORKING CAPITAL NEEDS AND RISKS OF COLLECTION RELATING TO FEE-FOR-SERVICE REIMBURSEMENT PROGRAMS

       During the six month period ended June 30, 1996, approximately 69% of the Company's revenue was derived from private insurers and patients, 30% from Medicare and 1% from Medicaid. The portion of the Company's revenues attributable to management services provided in connection with fee-for-service agreements is expected to increase substantially. Management believes that competitive trends will continue to increase the number and percentage of the Company's fee-for-service agreements.

       Under fee-for-service agreements, the Company assumes the financial risks arising from changes in patient volume, payor mix and third party reimbursement rates. Fee-for-service arrangements also involve a credit risk related to services provided to uninsured individuals. In addition, fee-for-service contracts also have less favorable cash flow characteristics than traditional flat-rate contracts due to longer collection periods. The Company's working capital needs are generally a function of the acquisition of new contracts or the conversion of fixed fee contracts to fee-for-service contracts. As a result, the Company may require additional working capital in the event of significant growth. The Company may experience a net use of cash in its operating activities in future periods if the growth in fee-for-service contracts continues.

       The public and private sectors are experiencing increasing pressures to restrain health care costs and to restrict reimbursement rates for medical services. Any change in reimbursement amounts or practices could materially adversely affect the operations of the Company unless the Company is able to renegotiate satisfactory contractual arrangements with its clients and contracted physicians. In addition, while the Company seeks to comply with applicable Medicare and Medicaid reimbursement regulations, there can be no assurance that the Company would be found to be in compliance in all respects with such regulations. See "Business -- Government Regulations."

CLASSIFICATION OF PHYSICIANS AND NURSES AS INDEPENDENT CONTRACTORS; POTENTIAL STATE AND FEDERAL TAX LIABILITY

       The Company contracts with physicians and nurses as independent contractors, rather than employees, to fulfill some of its supplemental staffing obligations. Therefore, the Company has not historically, and the Company does not currently, withhold federal or state income taxes, make federal or state unemployment tax payments or provide worker's compensation insurance with respect to such independent contractors. The payment of applicable taxes is regarded as the responsibility of such independent contractors. Management believes that classification of physicians and nurses as independent contractors is standard industry practice and proper for federal tax purposes. A contrary determination by federal taxing authorities or a change in existing law could materially adversely affect the Company and its operations. Most state taxing authorities either have not challenged or have accepted the classification of contract physicians and nurses as independent contractors. The Company's records for independent contractors have been reviewed by federal taxing authorities and no significant issues have been identified. The Company is currently under review by the Department of Labor. Management believes that the ultimate resolution of this review will not have a significant effect on the Company's financial position or results of operations. However, there are some states in which the independent contractor classification of physicians and nurses is or has been under administrative or judicial review.

RISKS OF EXPANSION

       The Company's plans include a focus on the expansion of its business through the addition of new management agreements with professional associations in Louisiana, Texas and other areas. There can be no assurance that the Company's resources will be sufficient to achieve such expansion or that upon achieving such expansion its working capital and/or additional staffing will be sufficient for its operating needs. In addition, the Company's management and quality assurance procedures may not be sufficient in the event of such expansion.

RISKS ASSOCIATED WITH FUTURECARE

       The Company has or is committed to advance approximately $1.3 million to capitalize the formation of a health maintenance organization ("HMO") through its subsidiary, FutureCare, Inc. A portion of this amount is expected to be reimbursed from the proceeds of a private placement offering of FutureCare, Inc. In the event FutureCare, Inc. is unable to raise any proceeds from its offering, the Company will not recover these expenses and this may adversely affect the Company's results of operations. There can be no assurance that the HMO will be profitable or that the Company will not be expected to provide additional financing to support its development or operations.

       The Company will provide management services to the HMO pursuant to a management agreement. The Company has no prior experience managing an HMO and no assurance can be given that the Company will successfully perform management services under its agreement with the HMO. The Company may be exposed to liability for mismanagement which could have an adverse effect on results of operations if significant and either uninsured or underinsured.

DEPENDENCE ON MANAGEMENT

       The success of the Company is dependent upon its management, including the Company's Chief Executive Officer, William F. Borne. The Company maintains key employee life insurance in the amount of $4.5 million on the life of Mr. Borne and has entered into an employment agreement with Mr. Borne. The loss to the Company of the services of Mr. Borne could materially adversely affect the Company's operations. See "Management."

ADVERSE EFFECT OF STATE LAWS REGARDING THE CORPORATE PRACTICE OF MEDICINE

       Business corporations are legally prohibited in many states from providing or holding themselves out as providers of medical care. While the Company has structured its operations to comply with the corporate practice of medicine laws of states in which it operates and will seek to structure its operations in the future to comply with the laws of any state in which it seeks to operate, there can be no assurance that, given varying and uncertain interpretations of such laws, the Company would be found to be in compliance with restrictions on the corporate practice of medicine in such states. A determination that the Company is in violation of applicable restrictions on the practice of medicine in any state in which it operates could have a materially adverse effect on the Company if the Company were unable to restructure its operations to comply with the requirements of such state. Such regulations may limit the states in which the Company can operate, thereby inhibiting future expansion of the Company into potential markets in other states.

CORPORATE EXPOSURE TO PROFESSIONAL LIABILITIES

        Due to the nature of its business, the Company and certain physicians who provided services on its behalf may be the subject of medical malpractice claims, with the attendant risk of substantial damage awards. The most significant source of potential liability in this regard is the alleged negligence of nurses placed by the Company in home health care and supplemental staffing settings. In addition, the Company could be exposed to liability based on the negligence of physicians operating in the Company's outpatient surgery centers. To the extent such nurses or physicians were regarded as agents of the Company in the practice of medicine, the Company could be held liable for any medical negligence of such persons. In addition, the Company could be found in certain instances to have been negligent in performing its contract management services for hospital and clinics even if no agency relationship between the Company and such physician exists. There can be no assurance that a future claim or claims will not exceed the limits of available insurance coverage or that such coverage will continue to be available.

POSSIBLE INSUFFICIENCY OF LIABILITY COVERAGE

       The Company maintains professional liability insurance; however, there can be no assurance that any such claims will not be made in the future in excess of the limits of such insurance, if any, or that any such claims, if successful and in excess of such limits, will not have a material adverse effect on the Company's assets and its ability to conduct its business. There can be no assurance that the Company will continue to maintain such insurance or that such insurance can be maintained at acceptable costs. The Company's insurance coverage currently includes medical malpractice, fire, property damage and general liability. There can be no assurance that any claim will be within the scope of the Company's coverage or that such claims will not exceed the Company's coverage.

POTENTIAL RESTRUCTURING OF HEALTHCARE DELIVERY SYSTEM THROUGH HEALTHCARE REFORM PROPOSALS

       President Clinton and members of Congress have made several proposals for reform of the nation's health care system, including proposals limiting payments under a Medicaid and Medicare programs. Many of these proposals contain measures intended to control public and private spending on health care as well as to provide universal public access to the health care system. If enacted, such proposals are expected to result in a substantial restructuring of the health care delivery system. The Company cannot predict what health care reform legislation, if any, will be enacted. Significant changes in the nation's health care system are likely to have a substantial impact over time on the manner in which the Company conducts its business. Such changes could have a materially adverse effect on the results of operations of the Company.

CHANGES IN HEALTH CARE REGULATIONS AND TECHNOLOGY

       There can be no assurance that the Company will not be adversely affected by future possible changes in medical and health regulations; the use, cost and availability of hospitals and other health care services and medical technological developments.

REIMBURSEMENT BY THIRD PARTY PAYORS

       The Company and its subsidiaries are generally reimbursed by a variety of third-party payors, with outpatient surgery reimbursements coming primarily from insurance companies and patients, home care reimbursements coming primarily from Medicare and Medicaid and supplemental staffing reimbursements coming primarily from hospitals and other institutions. Accordingly, the Company may be materially adversely affected in the event of future increased insurance premiums, increased insurance deductibles, unavailability of insurance, changes in policy exclusions covering specific types of disease or conditions or other changes in medical and health insurance. The Company typically receives payment between 15 and 120 days after rendering an invoice, although such period can be longer. Accordingly, the Company's cash flow may at times be insufficient to meet its accounts payable requirements. The Company at times has been required to borrow funds to meet its ongoing obligations and may be required to do so in the future, and the Company would be adversely affected if in the future it were unable either to borrow funds or to borrow funds on terms deemed favorable by management.

COMPETITION

       The business in which the Company operates is highly competitive. The Company is in competition with hospitals, nursing homes, temporary employment companies and other businesses that provide home health care services, some of which are large and established companies with significantly greater resources than the Company.

RELATIONSHIP WITH OTHER ORGANIZATIONS

       The development and growth of the Company's business depends to a significant extent on its ability to establish close working relationships with health maintenance organizations, preferred provider organizations, hospitals, clinics, nursing homes, physician groups, and other health care providers. Although the Company has established such relationships, there is no assurance that existing relationships will be successfully maintained and that additional relationships will be successfully developed and maintained in existing and future markets.

FEDERAL AND STATE REGULATION

       As a provider of health care services, the Company is subject to laws and regulations administered by the various states. The Company is subject to certain federal laws and regulations as a result of the certification of its operations in the Medicare/Medicaid Program. Compliance with laws and regulations could increase the cost and time necessary to allow the Company to operate successfully and may affect the Company in other respects not presently foreseeable. Loss of certification in the Medicare/Medicaid Program could adversely affect the ability of the Company to effectively market its services.

CONTROL BY PRESENT STOCKHOLDERS

       Officers and directors of the Company beneficially own approximately 34% of the Company's outstanding Common Stock. Accordingly, these stockholders will be in a position to elect the entire Board of Directors of the Company for the foreseeable future. See "Principal Stockholders."

DIVIDENDS NOT LIKELY

       The Company has never paid cash dividends on its Common Stock, and it is not anticipated that any will be paid in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

DILUTION

       The Company may issue up to 150,000 shares of Common Stock pursuant to this Prospectus. In addition, the Company has reserved an aggregate of 403,871 shares for issuance upon exercise of outstanding Warrants, Options and other options and will likely grant additional options in the future. The issuance of additional shares of Common Stock will have a dilutive effect on the current holders of the Company's outstanding shares of Common Stock.

NO ASSURANCE OF A CONTINUED PUBLIC MARKET

       There is no assurance that the public market for the Common Stock will not be volatile, sporadic or limited. Accordingly, purchasers may not be able to resell shares of Common Stock at or above their respective purchase price, and a purchaser may not be able to liquidate his investment even at a loss without considerable delay. A substantial number of shares of Common Stock are currently tradeable in the public market or will become eligible for sale in the near future pursuant to Rule 144 as promulgated under the Act. Sales of Common Stock in the public market may have a depressive effect on prevailing market prices for the Common Stock. See "Plan of Distribution and Selling Stockholders."

POSSIBLE ADVERSE EFFECT OF FUTURE ISSUANCES OF PREFERRED STOCK

       The Company's Certificate of Incorporation authorizes the issuance of 2,500,000 shares, par value $.001 per share, of "blank check" preferred stock (the "Preferred Stock") with such designations, rights and preference as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company has no present intention to issue any shares of its Preferred Stock. However, there can be no assurance that Preferred Stock the Company will not be issued at some time in the future.
See "Description of Securities -- Preferred Stock."

CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIRED TO RESELL

       A current prospectus relating to the shares offered for resale by the Selling Shareholders must be in effect at the time of resale and the shares must be qualified for sale or exempt under the securities laws of the applicable state or states. The Company has undertaken and intends to file and keep effective and current a prospectus which will permit the resales of the Common Stock, but there can be no assurance that the Company will be able to do so. In the event the Company is unable to maintain a current prospectus due to lack of sufficient financial resources or for other reasons, the Selling Stockholders will be unable to resell their shares in any public market. Although the Company intends to seek to qualify for sale the shares of Common Stock in those states in which the securities are to be offered, no assurance can be given that such qualification will occur.

STATUS OF PERSONS RESELLING COMMON STOCK

       Holders who subsequently resell shares of Common Stock to the public pursuant to this Prospectus may be deemed to be underwriters with respect to such shares for purposes of the Act with the result that they may be subject to certain statutory liabilities if the registration statement is defective. The Company has not agreed to indemnify any of the Selling Stockholders regarding such liability. In addition, any profit on the sale of shares of Common Stock might be deemed underwriting discounts and commissions under the Act. See "Plan of Distribution and Selling Stockholders."

                                 USE OF PROCEEDS

       Any proceeds received from the issuance of shares of Common Stock offered by the Company will be used for working capital and general corporate purposes. The Company will receive no proceeds from the resale of shares of Common Stock by the Selling Stockholders. See "Plan of Distribution and Selling Stockholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

       The Company's Common Stock commenced trading on the OTC Electronic Bulletin Board in January 1994 and in August 1994, the Company's Common Stock began trading on the Nasdaq SmallCap Market. The following table provides the high and low prices of the Company's Common Stock as quoted by Nasdaq for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

        1994                        High          Low
        ----
        1st Quarter.............    $10          $ 81/2
        2nd Quarter ............    91/2        6 3/4
        3rd Quarter ............   8 3/4          61/2
        4th Quarter ............   7 3/8         6 3/4
        1995
        1st Quarter ............   $ 71/2      $ 6 3/4
        2nd Quarter ............   11 1/4        6 3/4
        3rd Quarter ............     12            9
        4th Quarter ............     10           71/2
        1996
        1st Quarter ............  $ 9 5/8        $ 71/2
        2nd Quarter.............    9 1/4        6 3/4

       As of October 23, 1996, the last sales price of the Common Stock was $7 7/8 per share. The Company believes that there were approximately 163 holders of record of the Company's Common Stock and approximately 600 beneficial holders. The Company has not paid any dividends on its Common Stock and expects to retain any future earnings for use in its business development.

                                CAPITALIZATION

       The table below sets forth the capitalization of the Company at June 30, 1996. The table should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                                               JUNE 30, 1996
                                                              (in thousands)

Current portion of long-term debt and capital lease obligations ....   $    660
Short-term notes payable ...........................................      4,091
Long-term debt and capital lease obligations, net of current portion        856
Notes Payable to Related Parties ...................................      1,058
                                                                       --------
  Total Debt .......................................................      6,665
                                                                       --------
Stockholders' equity
  Preferred stock, $.001 par value,
    2,500,000 shares authorized, no
    shares issued and outstanding ..................................       --
  Common stock, $.001 par value,
    10,000,000 shares authorized;
    2,583,864 shares issued and
    outstanding(1) .................................................          3
  Additional paid-in-capital .......................................      1,984
  Stock Subscriptions Receivable ...................................        (74)
  Retained Earnings ................................................      2,825
                                                                       --------
    Total stockholders' equity .....................................      4,738
                                                                       --------

         Total capitalization ......................................   $ 11,403
                                                                       ========
--------

(1) Does not include an aggregate of 403,871 shares of Common Stock underlying outstanding Warrants, Options, and other options. See "Description of Securities -- Warrants" and "Management -- Stock Options."

                            SELECTED FINANCIAL DATA

       The selected financial data below as of and for the three years in the period ended December 31, 1995 are derived from the Company's Financial Statements, which have been audited by Arthur Andersen LLP and Hannis T. Bourgeois & Co., L.L.P., independent public accountants. The selected financial data as of and for the two years in the period ended December 31, 1992, and as of and for the six months ended June 30, 1995 and 1996, is unaudited and, in the opinion of management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation for such periods. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and notes thereto included elsewhere in this Prospectus.

                     (In thousands, except per share data)

                             SIX MONTHS
                           ENDED JUNE 30,                  YEAR ENDED DECEMBER 31,
                           ---------------       ------------------------------------------
                           1996       1995       1995      1994      1993     1992     1991
                           ----       ----       ----      ----      ----     ----     ----
STATEMENTS OF INCOME DATA
Service Revenue.........   $21,885   $17,925  $37,589   $28,902   $22,445  $18,131  $14,582
Gross Margin............     9,559     6,840   15,165    11,906     7,771    6,629    5,267
Operating expenses......     8,720     6,047   13,785     9,740     7,204    6,323    5,025
Operating income........       839       792    1,380     2,166       567      306      242
Income before income taxes and
  minority interest.....       713       694    1,130     1,933       534      418      208
Net income..............       446       572      942     1,905       495      389      248
Earnings per common share      .17    .22(1)   .37(1)    .75(1)    .22(1)   .17(1)   .11(1)
Weighted average common shares
  outstanding...........     2,584     2,547    2,570     2,525     2,285    2,285    2,285

                               JUNE 30,                   DECEMBER 31,
                           ---------------       -------------------------------
BALANCE SHEET DATA:          1996     1995       1995        1994       1993 (2)
                           -------  ------       ------    ------       --------
Working capital.........    $2,189  $1,816       $1,878    $2,202        $2,992
Total assets............    14,572  10,231       11,537     9,160         7,190
Long-term liabilities...     1,914   1,709        1,490     1,536           642
Stockholders' equity(3).     4,738   3,783        4,274     4,042         4,071
------------------------

(1) The Company acquired Surgical Care Centers of Texas, L.C., a Texas limited liability company ("ASC"), on June 30, 1995 in a transaction which was accounted for as a pooling of interest. Prior to the acquisition by AMEDISYS, the individual members of ASC were responsible for all income taxes; therefore, no income tax expense was recorded through June 30, 1995.

(2) Prior to December 31, 1993, the Company operated on a fiscal year end of March 31. On December 31, 1993, the Company adjusted its fiscal year end to December 31, for accounting purposes.

(3)  The Company has not declared or paid any dividends on its Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

      The Company derives revenues from three sources: nursing services, outpatient surgery and physician services. Nursing services revenues are derived form fees for providing nurses in home health care settings and to hospitals and other medical care providers under supplemental staffing arrangements. Outpatient surgery revenues are derived from fees charged to patients and third party payors for usage of the Company's surgery centers. Physician services revenues are derived primarily from management fees charged to physician practices and clinics under agreement.

      Revenues are collected from Medicare, Medicaid, insurance companies, hospitals and other institutions, doctors and patients. Average turnover for the Company's receivables is approximately 70 days, with reimbursements collected from 15 to 120 days after billing. Revenues are recorded on the accrual basis on the date of service in amounts equal to the established rate or estimated cost reimbursement rates. Allowances and contractual adjustments representing the difference between established rates and estimated cost reimbursement rates are also accrued and then deducted from gross revenues to determine net service revenues.

      In June 1995, the Company acquired all of the membership interests in AMEDISYS Surgery Centers, L.C., formerly known as Surgical Care Centers of Texas, LLC, a Texas limited liability company ("ASC"), in exchange for 1,000,000 shares of Company Common Stock. This transaction was accounted for as a pooling of interest, and the Company's financial statements have been restated to include the results of ASC for all periods presented. Prior to the acquisition by AMEDISYS, the individual members were responsible for all income taxes; therefore, no income tax expense was recorded through June 30, 1995.

      The Company's results of operations include the results of its wholly-owned and majority-owned subsidiaries, and their wholly-owned and majority-owned subsidiaries. See "Prospectus Summary."

      Primary components of expenses for the Company include salaries, benefits and normal operating expenses.

RESULTS OF OPERATIONS

      SIX MONTHS ENDED JUNE 30, 1996 AND 1995. The Company's revenue increased by 22.1% for the six months ended June 30, 1996 compared to the same period last year. The revenue growth is attributable to an increase in both the nursing services and outpatient surgery divisions. Gross margins increased 5.5% as a percentage of revenue and general and administrative expenses increased 6.1% as a percentage of revenue for the same period. Home health revenues are associated with higher general and administrative expenses proportional to revenue than the Company's other business segments because of the Medicare cost reimbursement payment system. General and administrative expenses also increased because of the addition of clinical personnel in the outpatient surgery centers and staff increases in physician services in corporate development and operations. The Company also hired a chief operating officer with extensive experience in health care to oversee the Company's development in physician practice management and continued growth in nursing services and outpatient surgery.

      Operating income as a percentage of revenue decreased .6% for the six months ended June 30, 1996 as compared to the same period ended June 30, 1995. The decrease for the six months ended was due to increased home health care revenues as a percentage of the business mix. Home health care is primarily a cost reimbursed payment system. Net income decreased by 1.2% for the six months ended June 30, 1996, as compared to the same period in 1995. These decreases are due to the outpatient surgery center being a limited liability company and the members being taxed at the individual level prior to the merger with AMEDISYS on June 30, 1995. Therefore, no income taxes were recorded on outpatient surgery income in the 1995 financial statements. With income taxes recorded in the 1995 pro forma financial statements, the Company's net income increased 16.9% for the six months ended June 30, 1996 compared to the same period in 1995.

      Physician services' revenues increased 16.7% for the six months ended June 30, 1996 compared to the same period in 1995. Decrease in cost of revenue and general and administrative expenses were a result of restructuring of the physicians' agreements from an equity to a management model. Operating income of physician services increased to $70,000 for the six months ended June 30, 1996 from a loss of $255,000 for the same period of 1995. The increase was due to a three year, $10 million contract signed with the state of Louisiana to provide physicians to a state run facility and the Company's change from an equity to a more efficient management model for physicians services. The Company divested ownership in its physician practices in the third quarter of 1995 and replaced these arrangements with management services agreements. The current contracts allow physicians to maintain control of their practices and to benefit from corporate business systems and the negotiating strength of a physician network. The Company's management agreements are also more profitable than the previous ownership model.

      Outpatient surgery revenues increased 12.4% for the six months ended June 30, 1996 as compared to the same period in 1995. The increases are attributable to aggressive marketing efforts to increase physician participation and the volume of procedures being performed at the centers. The case load increased 19.6% for the same comparative period. Gross margins, as a percentage of revenues, increased 8.2% in the six months ended June 30, 1996, as compared to the same period in 1995 due to the increased revenues. General and administrative expenses, as a percentage of revenues, increased 15.0% in the same period due to a decision made by management to improve the quality of operations by increasing clinical personnel and upgrading equipment to attract more physicians to the facility as well as meet accreditation standards. Operating income, as a percentage of revenues, decreased 6.8% for the six months ended June 30, 1996 as compared to the same period in 1995 due to the previously discussed reasons.

      Nursing services revenues increased 23.6% in the six months ended June 30, 1996 compared to the six months ended June 30, 1995. Increases in revenue are attributable to internal growth in home health care. Home health care visits increased by 48.5% during this period. Despite the increased revenues, the nursing services segment experienced a decrease in operating income as a percentage of revenue of 2.6% for the six months ended June 30, 1996 compared to the same period in 1995. This decrease was due to a change in Louisiana Medicaid from a cost reimbursed system to a fee for service system. The change in the fee structure caused losses on services provided to Louisiana Medicaid patients, which comprise approximately 3% of total home health care visits. The Company is currently reducing the cost of services to eliminate losses caused by the new fee for service payment schedule for Louisiana Medicaid patients. The revenue mix in nursing services was also greater in home health care than supplemental staffing which affected overall income for the division due to the nature of the Medicare cost reimbursement system. Net income was also affected by a reduction in staffing services due to the expiration of three hospital contracts in metropolitan areas.

      YEARS ENDED DECEMBER 31, 1995 AND 1994. For the year ended December 31, 1995, the Company's revenues increased to $37,589,000 from $28,902,000 for the year ended December 31, 1994, a 30% increase. The change is primarily attributable to an increase in revenues generated by the Company's nursing services division. Increased nursing revenues were a result of expansion of home health care locations, acquisitions and internal growth in existing operations. The Company acquired two independent home health care agencies in 1995. Home health care visits increased 70% from 1994 to 1995.

      Gross margin as a percentage of revenue decreased slightly to 40% for 1995 from 41% for 1994. General and administrative expenses as a percentage of revenue increased by 3% for 1995 compared to 1994. The reasons for these changes in gross margin and general and administrative expense are the following: (i) an increase in home health visits by the nature of the cost reimbursement system of Medicare is accompanied by an increase in the cost of revenue, (ii) decline in the outpatient surgery revenue because of changes in the payor mix which reduced revenues for individual cases, and (iii) the expansion in physician services which required some start-up expenses before revenues were generated.

      Operating income decreased by $786,000 or 36% for 1995 compared to 1994. Operating income was affected by an operating loss in two physician clinics of $260,000, reduced margins in outpatient surgery, and increased expenses in outpatient surgery to improve the quality of care.

      The Company's net income of $942,000 in 1995 represented a decrease of $964,000, compared to net income for 1994. The losses were due partially to a loss of $349,000 in three of the Company's physician practices in which the Company maintained an ownership interest. Ownership interests were divested in the fourth quarter of 1995 and were replaced with management arrangements. The Company's net income was also affected by lower net revenues in the outpatient surgery segment of the business in 1995 compared to 1994. The decrease was due to changes in the payor mix with a larger percentage of fees from Medicare, Medicaid, and managed care organizations.

      YEARS ENDED DECEMBER 31, 1994 AND 1993. The Company's revenues increased to $28,902,000 for the year ended December 31, 1994, from $22,445,000 for the year ended December 31, 1993, a 29% increase. This increase is primarily attributable to an increase in revenues generated by the Company's nursing services division as a result of expansion in home health locations and increased visits in existing regions, as well as the start-up of the primary care division. Home health care visits increased 102% from 1993 to 1994.

      In 1994, the Company added four new home health care locations and it acquired a home health care company in Northeast Louisiana. The Company entered the primary care market through a joint venture with a clinic in Southeast Louisiana in March 1994, and it has expanded those operations with four affiliated clinics.

      Although primary care services were still in a start-up phase, revenues for this division grew to $1,001,000 for 1994. Revenues from physicians are derived from physician office visits and clinical laboratory services. The Company also generates management revenues in this business sector from managing rural health clinics staffed by physicians and physician assistants.

      Gross margins increased by 53% to $11,906,000 for 1994 from $7,771,000 for 1993. Increased gross margins are attributable to the increase in home health care as part of the Company's business mix and changes in billing and pay rates in supplemental staffing operations, as well as the start-up of primary care.

      General and administrative expenses increased by 35% to $9,740,000 for 1994, compared to $7,204,000 for 1993. The Company was able to control general and administrative expenses by using internally developed resources for the expansion of home health care and start-up of primary care.

      The Company's operating income increased by 282% to $2,166,000 in 1994 from $567,000 in 1993.

      Operating income was affected by start-up costs associated with opening new home health care offices in 1993 and 1994 and initiation of primary care operations. New regions of home health care were exceeding Medicare cost limits which are the maximum Medicare will reimburse for home health care visits. By the fourth quarter most regions were under their cost limits. Some of the initial costs associated with starting home health care and primary care clinics may be recovered according to Medicare regulations on cost reporting.

       The Company's net income increased by 284% to $1,905,000 in 1994 from $495,000 in 1993. This increase is a result of improved margins.

LIQUIDITY AND CAPITAL RESOURCES

      At June 30, 1996, the Company had revolving bank lines of credit of $4,500,000 bearing interest at the banks' prime rate plus 1%. As of June 30, 1996, $400,000 was available under those lines of credit. The lines of credit are collateralized by 80% of eligible receivables from private payors and 75% in government entities. Eligible receivables are defined principally as trade accounts that are aged less than 90 days for private payors and 120 days for government entities. To date, the Company has no other source of external financing.

      The Company's operating activities used $1,715,211 during the first six months of 1996, whereas such activities provided $956,384 in cash during the first half of 1995. This change is primarily attributable to increased home health care revenue and receivables. Net cash used in investing activities increased to $792,032 during the first half of 1996 from $182,135 in the six months ended June 30, 1995. This increase is attributable to fixed asset acquisitions in the current period. Financing activities provided $2,039,154 during the first half of 1996, whereas these activities used $725,454 during the first half of 1995. The change is primarily due to an increase in the Company's borrowings on its line of credit.

      At June 30, 1996, the Company had working capital of $2,189,166 and stockholders' equity of $4,737,617. The Company's ratio of total liabilities to equity at June 30, 1996 was 2.07 to 1.0. The Company's sources of external and internal financing are limited. The Company may need to obtain additional financing, either through public or private securities offerings or borrowing, in order to meet future capital requirements.

      In February 1996, the Company formed FutureCare, Inc., a Nevada corporation ("FutureCare"), to establish a health maintenance organization
(HMO). The Company has provided $1 million in financing to FutureCare to enable it to meet the capital requirements for an HMO license in Louisiana. As of June 30, 1996, the Company had committed to advance up to $300,000 in development expenses which are expected to be reimbursed from the proceeds of a private placement offering of FutureCare stock. The Company currently owns 51% of FutureCare stock; however, upon completion of FutureCare's offering and the licensing of the HMO, the Company will exchange its shares in FutureCare for a 30% interest in an HMO subsidiary of FutureCare. See "Business-FutureCare."

INFLATION

      The Company does not believe that inflation has had a material adverse effect on its results of operations. The Company expects that any increase in costs attributable to inflation in the future would be offset by an increase in fees charged for services.

SEASONALITY

      The demand for the Company's home health, physician and management services and outpatient surgery are not typically influenced by seasonal factors. However, the demand for supplemental staffing services typically decreases in the last quarter of the fiscal year due to the year-end cost reduction strategies utilized by many hospitals and a decreased patient census. The demand for supplemental staffing services typically increases during the first and second quarter of the year.

                                  BUSINESS

GENERAL

      AMEDISYS, INC., a Delaware corporation ("Company"), is a provider of alternative site health care and physician management services. The Company provides home health care and supplemental staffing nurses and operates outpatient surgical centers. The Company maintains 28 home health care and supplemental staffing offices in eight states, and operates two outpatient surgery centers in Texas, and is developing a surgery center in Louisiana. The Company also manages home health agencies, physician practices and rural health clinics and is the network manager of the Home Care Alliance of Louisiana.

       The Company operates through the following subsidiaries: AMEDISYS Staffing Services, Inc. and AMEDISYS Nursing Services, Inc. provide supplemental staffing services; AMEDISYS Specialized Medical Services, Inc., AMEDISYS Home Health, Inc. and AMEDISYS Home Health, Inc. of Texas provide home health services; AMEDISYS Physician Services, Inc. provides management services to physician group practices and rural health clinics; and AMEDISYS Surgery Centers, L.C. operates two outpatient surgery centers in the greater Houston, Texas area.

      The Company's current strategy is to build a network of alternative site providers which will support networks of physicians organized in independent practice associations. Affiliations of physicians and alternative providers, including home care networks and outpatient surgery centers offer comprehensive and cost effective services to managed care organizations. These networks can provide a panel of established physicians, alternative services to hospitalization, and an existing management system designed to function efficiently in a discounted fee arrangement or capitated ("pre-paid") arrangement with a managed care organization or government agency.

NURSING SERVICES

      HOME HEALTH CARE. Home health care is one of the fastest growing segments of the Company's business mix. Home health care visits for the Company increased 70% from 1994 to 1995. According to the Health Care Financing Administration, home health care spending in the U.S. was $26 billion in 1995 with $17 billion spent in home health care nursing services. The annual industry growth rate in home health care spending was 24% from 1986 to 1991 and 32% from 1992 to 1994.

      Home health care has growth potential as payors strive to reduce hospital stays. According to the SOCIAL SECURITY BULLETIN ANNUAL STATISTICAL SUPPLEMENT, an average day in a hospital costs $1,756 and an average skilled nursing visit in home care is $83. Even with pharmacy and home medical equipment costs added to service charges, the savings potential of home care is significant. With cost containment and reduction strategies at a premium in Medicare, Medicaid and private health plans, the Company expects home care to be an attractive alternative to hospital care.

      Due to pressure from managed care organizations to contract with a limited number of home care agencies and to select agencies with geographic coverage, central intake systems of information, comprehensive services and moderate fees, consolidation and affiliation trends are emerging. These trends present acquisition and management opportunities for the Company. The Company is continuing to build a critical mass of home care agencies through internal and external growth. The Company acquired two local agencies in 1995.

      In 1995, the Company also developed the Home Care Alliance of Louisiana. This alliance is a consortium of independent home care agencies which are Medicare certified and accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). The alliance is positioned to negotiate with managed care organizations for discounted service fees and capitated contracts. The Company serves as network manager and provides central intake and business systems to the affiliated agencies.

      Medicare is a significant payor of home care services. The federal government has proposed changes in Medicare reimbursement which would convert the system from cost reimbursement to prospective pay. The prospective pay system allows agencies which control costs to become profitable entities. Other changes, such as allowing managed care organizations to enroll Medicare patients in their networks and capitate contracts with providers, including home care agencies, will impact the home care business. In the latter case, revenues are determined by the number of patients in a network or contract rather than by patient visits.

      The Company has positioned itself to handle changes in the home care business by establishing systems that are necessary in the new health care environment. The Company has a proprietary software system which features a single entry system, integration of payroll and general ledger requirements with accounting measures. The software package also has detailed multifaceted reporting systems which meet Medicare and private insurance guidelines. The Company currently leases its system to other agencies.

      The Company currently has a well established network of 12 home health care offices in Louisiana and four offices in Texas. The Company is distinguished by its specialty home care services and a staff dominated by RNs and professional therapists. In addition to these services, the Company expanded its product line to include private duty, psychiatric home care and additional rehabilitation services. The Company received JCAHO accreditation with commendation in 1995 which assures managed care organizations, Medicare and Medicaid, as well as physicians and patients, that the agency has met national quality standards and places the Company in a competitive position for state-wide and regional insurance, managed care and governmental contracts.

      HOME HEALTH CARE MANAGEMENT SERVICES. The Company offers management services to independent home care agencies through its resource management division. Management services include home health licensing, regulatory compliance, administrative support services, clinical support services, billing and reimbursement systems and proposal and bid development.

      SUPPLEMENTAL STAFFING. The Company has successfully provided supplemental staffing services for 11 years. The industry has undergone many changes and the Company has remained competitive by being reliable and responsive to the needs of clients. The Company distinguishes itself from its competitors in the following ways: (i) clinical managers at each office recruit nurses and manage client services, (ii) 24-hour access to staffing coordinators using computerized scheduling and information systems, (iii) rigorous orientation and screening procedures, and (iv) a proprietary software scheduling program which generates faster scheduling response time than traditional methods.

      The Company continues to diversify its services and client base to meet a changing health care delivery system. Ancillary personnel such as physical and occupational therapists are assigned to home care agencies and registered nurses are placed in subacute care units of long term care facilities. These units require a higher level of nursing skill than the facility typically must provide to meet government requirements.

      The Company also offers management of nursing pools employed by hospitals to fill temporary needs. Hospitals can gain greater efficiency and lower costs by sharing nurse resources across a hospital system or among cooperating facilities. The Company has systems which facilitate this process.

      The continuing trend of downsizing hospital staffs and the desire of nurses to achieve flexibility and independence offer continuing opportunities for recruiting qualified nurses for supplemental staffing. The Company believes that strong staffing companies will continue to serve needs in high census periods and in markets where hospital consolidation has peaked and core staffing levels have been reduced.

      The Company currently operates 12 offices which provide supplemental staffing. Many of these offices share resources and costs with home care services. The Company services 300 medical facilities in eight states with the largest segment in Louisiana and Texas.

OUTPATIENT SURGERY

      Outpatient Surgery is the newest element in the Company's business mix. The Company entered the outpatient surgery market and expanded its service delivery network through the acquisition of Surgical Care Centers of Texas, L.C. in June 1995. This subsidiary operates two outpatient surgery centers in the Houston, Texas area and recently changed its name to AMEDISYS Surgery Centers, L.C.

      The Company is currently building a new facility in Hammond, Louisiana in a joint venture with area surgeons and other physicians. The Company plans to strategically buy, build or manage surgery centers where they complement a network of physicians or Company-owned alternative services. The Company believes that this industry will grow due to advances in technology which allow more procedures to be performed in the outpatient setting. Specifically, endoscopic and laser technologies are reducing the invasive nature of certain procedures and lowering the amount of time required in surgery and post-surgical care. Pain management techniques are also a rising trend in outpatient surgery procedures.

      Medicare and commercial insurers are also recognizing outpatient surgery centers as a cost effective delivery system and the number of approved and reimbursed outpatient procedures have increased. As of May 1994, the U.S. Department of Health and Human Services had approved a list of approximately 2,200 procedural codes that were covered by Medicare in an ambulatory surgery setting. During 1995, industry sources estimate that nearly four million procedures were performed in surgery centers nationwide.

      Outpatient surgery centers have a strong appeal to physicians because of flexible operating schedules, shorter turnaround times of operating suites and a willingness to provide specialized equipment and personalized services for the physicians and the patients. According to SMG Marketing Group, independent surgery centers represented approximately 66% of all outpatient operating rooms in 1994.

      Through the acquisition of Surgical Care Centers of Texas, L.C., the Company gained entry into the outpatient surgery market which expanded the Company's service delivery network. In addition, outpatient surgery centers have a higher earning potential than nursing services. As the Company expands its outpatient surgery centers in Louisiana, this expansion will provide physicians participating in Company- affiliated independent practice associations an opportunity to provide services within the AMEDISYS network and have an alternative to costly hospital services. The Company believes that this feature will have a high value to physicians who want to assume some risks with capitated fees, a developing national trend.

      Since acquisition of the surgery centers in June 1995, managed care agreements have been negotiated with new companies in the Houston market and the Company is aggressively increasing the number and variety of surgeons utilizing the centers. The Company has also purchased new equipment and expanded hours of operation.

PHYSICIAN SERVICES

      Physician Services consists of physician practice management services and development of independent practice associations ("IPA"). The Company believes that physician practice management companies are positioned for significant consolidation. According to the Medical Group Management Associates (MGMA), there are approximately 600,000 physicians in the U.S., and 16,500 medical groups to which 185,000 physicians belong. Less than 5% of all group practices have been acquired or are affiliated with investor owned physician practice management companies.

      In the Company's system, the physician can remain independent but have access to information and business systems which allow the practice to remain competitive. The physician can choose to use the Company's management services or to join an IPA developed and/or managed by the Company. Leverage in negotiating contracts with managed care organizations is a key reason physicians belong to an IPA. Negotiating strength is particularly attractive in capitated (prepaid) managed care contracts. According to MGMA, 53% of all group practices derived revenue from at-risk managed care contracts in 1994. Capitated managed care revenue rose from 13% in 1992 to an average of 20% of total medical revenues for all group practices in 1993, while at-risk discounted fee-for-service revenues held steady at 10% of total revenue. The percentage of groups that derived revenue from at-risk HMO / PPO contracts rose with group size in 1994. For large groups with 76 to 150 full-time physicians, this percentage has increased steadily since 1992. In 1994, 85% of such groups derived revenue from at-risk contracts.

      The Company's affiliated IPAs have a higher percentage of primary care physicians than traditional IPAs. Primary care physicians are the first access point to the managed care system. Managed care emphasizes primary care, and efficiently delivered services at an affordable cost. Providers give managed care organizations discounted fees for a volume of patients. In capitated arrangements, managed care organizations pre-pay physicians for their services with a negotiated flat fee per patient in the plan regardless of the services performed. Providers, including physicians and hospitals, form integrated networks to achieve a critical mass of patients which are attractive to large managed care groups. The Company is positioning itself for continuing integration and consolidation by developing physician practice management and IPA network services to assist physicians in remaining independent but aligned in a larger entity.

      The differentiating feature of the Company's system is that the IPAs are linked with alternative site providers such as home health care and outpatient surgery so that a strategic alliance of cost effective services can be "bundled" in the future to accept multi-provider capitation. Such a system could deliver quality health care at a significantly lower cost. Hospital services could be included or excluded from such an arrangement. If hospital services are included it would be on a per diem arrangement. Bed days would be rented or contracted rather than owned. Since the hospital is the most expensive provider in a health care delivery system, eliminating a portion of hospital overhead would reduce costs of the total system. Specialty home care can deliver many services previously requiring hospitalization. Outpatient surgery has also expanded to provide laser and endoscopic procedures to achieve the same outcomes produced by more invasive, hospital based techniques.

      The Company believes that managed care organizations want to continue to reduce hospital costs. By creating networks of alternate site providers and linking them with physician networks, a "virtually integrated" health care delivery system is achieved. As the system grows and requires more technology in data collection, information systems and accounting and financial systems, these services can be developed and owned or contracted depending on cost analysis and quality control variables. A virtually integrated system can be therefore expanded with speed and less capital than those required by traditional hospital based systems. As networks are developed locally but concentrated in strategic regions, the possibility of linking a wider geographic area is created.

FUTURE CARE

      In February 1996, the Company formed FutureCare, Inc., a Nevada corporation, to organize and operate a preferred provider network ("PPO"), provide health care services to independent health care providers, including IPAs, and to merge with and capitalize FutureCare Health Plans of Louisiana, Inc. ("Health Plans") which is expected to be licensed as a health maintenance organization ("HMO") in the state of Louisiana. Upon licensing of the HMO, Health Plans will merge with and become a 70% owned subsidiary of FutureCare.

      The Company currently owns 51% of FutureCare. Upon completion of an offering to capitalize FutureCare and licensing of the HMO and the merger with Health Plans, the Company's ownership will be reduced to 30% of Health Plans. The Company owns approximately 33% of Health Plans and has provided $1 million in cash to Health Plans in order to enable it to meet the capital requirements for licensing as an HMO in the State of Louisiana. In addition the Company has committed to advance up to $300,000 in start-up expenses which are expected to be reimbursed upon completion of a private placement of FutureCare stock.

      FutureCare plans to enter into a management agreement with the Company whereby the Company will become the exclusive manager and administrator of non-medical services relating to the operation of the network and the network HMO. Pursuant to the management agreement, the Company will manage and administer the network's day-to-day business functions, which include, but are not limited to, assuming the responsibility for the administrative, accounting, payroll and personnel functions relating to the provision of health services by its participants on behalf of the network. Under the management agreement, the Company will also bill and collect the fees for medical services provided by network participants, maintain all files and records, negotiate and administer all contracts, and provide consulting services to network participants in connection with the procurement and administration of professional liability insurance and the employment of personnel. The Company will also assist in the implementation of appropriate marketing programs on behalf of the network.

      The Company will utilize a combination of the its current management information systems, management information systems to be developed and third party management information systems to fulfill its duties under its management agreement with FutureCare. These data processing systems will be designed to support customer service, health care cost management and corporate management. The systems will also be supported by custom applications that will be developed to meet the unique needs of FutureCare's expected customers and products. The Company also plans to utilize an information system that will provide current statistics on operational and financial performance, utilization and other cost data, sales and revenue trends, health care cost trends and relative performance of FutureCare as compared to its competitors.

      FutureCare intends to develop an integrated network comprised of health care service providers such as IPAs, physicians, homecare companies, ambulatory medical centers, durable medical equipment companies and other health services organizations. The network will coordinate the delivery of health care services by such providers to employees and other persons eligible to receive covered services under the health care plans of certain employers, unions, governmental agencies, associations, and other entities in consideration of the payment of a service fee. The network will, where appropriate, also enter into agreements with certain self-insured groups and various health maintenance organizations, preferred provider organizations, insurance companies and other third parties and entities to provide a full range of health services through the network PPO and network HMO. Once the network HMO is properly capitalized and approved for operation in the State of Louisiana, network participants will be integrated into the HMO for purposes of providing multi-provider capitation to IPA's and managed care organizations and, where appropriate, prepaid health services to various purchasers of health care services.

      As a result of competitive pressures, the Company believes physicians and other health service providers are encountering a changing environment in which traditional private health services are being adversely affected by increasing administrative, liability and reimbursement constraints and complexities. Concerns over the accelerating costs of health care have resulted in the increasing prominence of managed care and a decline in the once traditional fee-for-service medicine. Managed care typically involves a third party (frequently, the payor) assuming responsibility for ensuring that health care is provided in a high quality, cost-effective manner.

      The Company believes that this recent focus on cost containment has particularly placed small to mid-sized physician groups and individual practices at a disadvantage. These practices typically lack the capital to expand, develop information systems and purchase new technologies, which often improve quality of care and reduce costs. The Company believes they also lack the cost accounting and quality management systems necessary to allow physicians or physician organizations such as IPA's to enter into sophisticated risk-sharing contracts with private third party payors. Additionally, the Company believes that small to mid-size groups and individual practices often do not have formal ties with other providers nor do they have the ability to offer a variety of medical services, thus reducing their competitive position relative to larger provider organizations. In order to remain competitive in the changing medical services environment, physicians and other providers are increasingly affiliating with larger organization which offer skilled and innovative management, access to other health services providers, payors and their enrollees, sophisticated information systems, greater capital resources and more efficient cost structures.

      The Company believes fully integrated networks of physicians and other health service providers provide significant advantages to patients, physicians and payors. Patients will benefit from the convenience of multiple services delivered efficiently, while physicians and other providers benefit from having supplemental management and administrative resources in a governance structure that permits them to continue to dedicate their time and efforts to the growth of their professional practices or other activities. Through the development of integrated systems and operating efficiencies, the Company believes that it will be possible to lower the cost of services provided. Consequently payors will benefit from contracting with networks of efficient providers. Further, the Company believes the formation of an integrated delivery network will afford the Company significant opportunities for cross-referrals between network participants, volume contracting with payors and their intermediaries and expanded service capabilities.

      The extensive managed health care provider network to be developed by FutureCare should enable it to offer a comprehensive array of managed health care plans throughout Louisiana. The network will include the network HMO, the network PPO and specialty managed care and ancillary networks, as appropriate. In establishing the network, FutureCare plans to enter into contracts with a sufficient number of qualified providers in each geographic areas to serve its members. These contracts are intended to control the cost of health care. As a result, the Company expects to reduce or eliminate the need to utilize out-of-network providers that are not subject to the Company's cost controls.

      The FutureCare network, including the network PPO and network HMO and their planned broad service offering, should enable it to pursue growth opportunities throughout Louisiana. The Company believes that in the present Louisiana health care environment there is greater opportunity for growth of managed health care services in the individual and small employer group segment than in the large employer group marketplace, due to the lower market penetration of managed health care and the greater fragmentation in the individual and small employer group market.

      Competition in the market for large employer groups in Louisiana has intensified as employers have reduced personnel as well as the number of health care providers with which they contract. While total managed health care industry enrollment in Louisiana has continued to increase, the industry has been consolidating, primarily through a number of mergers and acquisitions. The Company believes that the ability to offer statewide service and a range of specialty managed care programs will allo it to achieve greater economies of scale in the prevision of more cost-effective health care services and has become a key competitive factor in attracting and retaining large employer group accounts.

HEALTH CARE REFORM

      The federal government's initiative to reform the American health care delivery system failed in the 103rd Congress. However, the need to reduce the escalation of costs of the Medicare and Medicaid programs still exists. The outlook is uncertain about the method that will evolve to meet the need. Some states have established waiver programs which allow innovations in the administration of Medicaid programs. These programs such as TenCare in the state of Tennessee are using managed care approaches to reduce costs. Private insurance programs have also attracted Medicare enrollees in customized managed care programs. The Company anticipates that these trends will continue.

BILLING AND REIMBURSEMENT

      Revenues generated from the Company's home health care services are paid by private insurance carriers, HMOs, PPOs, individuals, Medicare, Medicaid and other local health insurance programs. Medicaid is a federally funded program available to persons with certain disabilities and persons aged 65 or older. Medicaid, a program jointly funded by federal and state governments, and other local governmental health care programs, are designed to pay for certain health care and medical services provided to low income individuals without regard to age. Home health care management services are paid through a contractual agreement between the Company and the client home health care agency or managed care organizations. The Company writes proposals and negotiates contracts on behalf of the Home Care Alliance of Louisiana.

      The Company has 16 offices which are licensed to provide home health care services and accept Medicare payments. Medicare reimburses the Company for covered items and services at the lower of the Company's costs, as determined by Medicare regulations, and cost limits established by the Health Care Financing Administration. The Company submits all Medicare claims to a single insurance company acting as a fiscal intermediary for the federal government. The Medicaid system follows similar reimbursement guidelines. Supplemental staffing services are billed directly to health care facilities. Physician management fees are collected directly from managed practices.

      Outpatient surgery fees are collected from commercial insurance systems, HMOs, PPOs, Medicare and Medicaid programs.

DATA PROCESSING

      The Company maintains central computerized management information systems including payroll, billing and other administrative functions at its corporate headquarters. The information systems department has devised programs for computerized scheduling, a personnel system which monitors personnel recruitment and utilization and a tracing system for monitoring client utilization of services.

      The Company has a proprietary software program which features a single entry system that allows data to flow through accounting, general ledger, payroll and billing and meet the extensive cost reporting requirements for Medicare reimbursement of home health care services.

      Each regional office site is linked electronically to the corporate accounting and information system. This feature allows management to monitor daily business activities and produce management reports. The system promotes accuracy in payroll and business systems and controls the daily pay system for field nurses in staffing.

QUALITY CONTROL AND IMPROVEMENT

      As a medical service business, the quality and reputation of the Company's personnel and operations are critical to the Company's success. The Company has implemented quality assurance programs and policies and procedures in its subsidiaries at the corporate and regional levels. The Company strives to meet guidelines set forth by the Joint Commission on Accreditation of Health Care Organizations on an ongoing basis as well as state and federal guidelines for Medicare and Medicaid licensure. The Company's home health care offices received JCAHO accreditation with commendation in January 1995.

      The Company maintains an active quality assurance staff who make periodic on-site inspections of regional offices to review systems and operations. An education division is also part of quality assurance operations and conducts educational and training sessions at regional sites, as well as disseminating continuing education materials to regional offices.

RECRUITING AND TRAINING

      The Company's human resources department works with corporate and regional personnel to maintain active recruiting efforts for all levels of personnel. The Company recruits health care personnel by offering competitive compensation, variety and stability in work settings and a close communication network which includes frequent contacts by staffing personnel, administrators and directors. The Company offers daily pay to nurses who provide staffing services. The daily pay system allows immediate payment for services performed on a particular day or any day in the payment period. This system is a competitive recruiting and retention feature. The Company is available to nurses and ancillary personnel through a 24 hour direct communication system encompassing regional staffers and central call personnel. Most nurses are recruited by referral from active nurses within the network. The Company also places advertisements in local newspapers and in direct mail solicitations. Each office has registered nurses who act as clinical directors and many of these nurses are active in professional associations. Administrators are also active in professional and business associations.

      The Company has uniform procedures for screening, testing and verifying references on field personnel, as well as utilizing criminal checks where appropriate. All nurses must have one year of experience and active RN or LPN licenses from their respective state boards of nursing. Therapists are licensed through the appropriate authorities. Unlicenced health care personnel must present documentation of certification through a state approved program or, if acceptable to health care authorities, have evidence of prior experience in patient care in hospitals, nursing homes or home health care agencies. Medical field personnel are assigned to patient care after credentials and references are verified. Employees are oriented to the Company's policies and procedures.

      The Company has an in-service training program for home health aides which it believes is in compliance with government regulations.

      Managers and support personnel are recruited through newspaper advertising, association networking and referral. The Company offers upward mobility, good benefits including a health coverage program, 401K plan, a cafeteria plan and the challenge of working in a growth oriented company. The Company also offers a stock option plan which is administered by the Compensation Committee of the Company's Board of Directors.

      Education and training programs are offered through the Company's education department which is part of the quality assurance division. Educational meetings are held for specific groups within the Company at which various trends and operational procedures are discussed. Employee quarterly meetings are also held and at that time senior managers give progress reports and receive input and address concerns of employees.

GOVERNMENT REGULATION

      The Company's home health business is highly regulated by federal, state and local authorities. Regulations and policies frequently change and the Company monitors changes through trade and governmental publications and associations. Managers participate on various licensing and association boards. The Company's home health care subsidiary is certified by the Health Care Financing Administration and is therefore eligible to receive reimbursement for services through the Medicare system.

      Home health care offices have licenses granted by the health authorities of respective states. Texas and Louisiana do not currently require a Certificate of Need which some states require to establish a home health care agency. Texas requires licensure and currently new licenses are being issued. In both states, each location must be licensed and service areas are determined by the state legislatures. Currently JCAHO accreditation of home health care agencies is voluntary. However, managed care organizations use JCAHO accreditation as a minimum standard for regional and state contracts.

      The Company's regional offices work with client hospitals to follow their protocol for supplemental staffing to meet the standards for JCAHO, which includes verification of licensure and/or certification.

      Outpatient Surgery centers require a Certificate of Need in some states and are regulated by state and federal guidelines.

      In its Physician Services division, the Company manages rural health clinics for physician practices and rural hospitals. These clinics are regulated by federal and state guidelines and the policies of Medicare and Medicaid reimbursement systems. The Company meets all of these guidelines.

      The Company strives to comply with all federal, state and local regulations and has satisfactorily passed all federal and state inspections and surveys.

COMPETITION

      The competition for the Company's nursing services consists of national and local providers. According to Marion Merrill Dow 1995 Institutional Digest, the number of home health care agencies in the U.S. rose by 16% from 1993 to 1994. Home care agency chains accounted for 31.6% of all home health care agencies in 1994. The Company believes it can compete and increase market share by establishing strong statewide networks of offices, aligning with other independent home health care agencies in networks to increase service areas, offering comprehensive services with central intake features and continuing to meet quality standards defined by JCAHO. Another key component in attracting market share is loyalty in referring physicians. The Company currently has 1,500 physicians in its referral base. The Company has also invested in software development which can produce utilization and data reports desired by government and commercial insurance companies. These steps will put the Company in a position to secure primary or preferred provider contracts with statewide managed care organizations and maintain a strong Medicare patient population.

      The Company's market niche of providing the latest technology and pharmacology at home attracts a large referral network of primary care and specialist physicians. Patients are referred by physicians and/or insurers. The Company provides skilled nursing care that includes antibiotic therapy through intravenous infusion, administration of oncology medication, care of children with congenital anomalies and care of HIV and AIDS patients. Physicians recognize that the skill of the Company's nurses and technology allow the Company to provide alternative services to hospital care. These services are reimbursed at a higher rate by payor sources than general home health care of a maintenance or custodial nature.

      The Company has been in the supplemental staffing market for 11 years and established a reputation for quality of personnel, reliability and responsiveness. Attention to reducing and monitoring costs of operations while maintaining competitive pay for nurses, therapists and other field staff personnel have enabled the Company to maintain and/or grow market share. A volume based incentive system for regional administrators and managers also spurs growth in revenue and encourages personnel to identify new service niches.

      The Company's staffing services also compete with hospital per diem staffing pools. In markets where hospitals share system-wide services and have a need for a shared employee program, the Company has a management program it can offer. The program offers a hospital staffing pool, computerized scheduling, experienced staffing coordinators, 24-hour access to pool nurses and staffing personnel, as well as personnel screening systems.

      The outpatient surgery segment of the Company's business competes with hospital facilities in its geographical area. The Company believes its centers have well established physician referral sources and operating physicians. The centers offer flexibility in scheduling, good turnaround times in surgical suites, personalized service and access to technology. The Company has been aggressive in seeking contracts with managed care organizations. Since managed care organizations can replace traditional referral patterns with their own provider networks, the Company's outpatient surgery centers can protect and build market share by being a provider in the managed care networks. The centers have also been seeking a wider variety of specialists to perform procedures to increase surgery cases to compensate for some reductions in per case reimbursements by managed care organizations.

      In the physician practice management and IPA industries, the Company competes with regional and national companies. The industry is new and growing rapidly as physicians position their practices for the changes in health care. The Company believes that it can effectively develop market share because it is building its networks on alternative site provider services and networks. The system is "physician friendly" and keeps the physician in control of their practice while offering a network of services which are alternatives to hospital procedures. The physician also gains negotiating leverage and is relieved of some of the cumbersome business operations required in the current medical business environment.

BUSINESS DEVELOPMENT

      The Company is committed to growth in each of its service segments. The Company has a development team which seeks acquisitions and start-up opportunities in home health care, staffing, physician management and network services, and outpatient surgery. Members of the team consist of product line presidents and consultants.

      The business development department has driven internal growth by developing a comprehensive program to support business development of ongoing business operations. A consistent corporate identity is maintained and has been facilitated by the Company adopting the AMEDISYS name in the parent company and its subsidiaries. All sales and educational materials are created in the home office. Business development personnel assist regional personnel in developing advertising and educational campaigns and recruiting activities. Business development tools, including specialized presentation materials, customer service programs and client satisfaction surveys are also developed in the home office and implemented regionally.

      The home office assists regional managers in developing a business development plan and results of development efforts are monitored on a daily and weekly basis with a computerized information system.

      Identifying new market niches by working with corporate and regional operational managers is an ongoing process. Regional efforts of administrators and managers are supported by community relations' directors and client service coordinators as well as staffing coordinators.

EMPLOYEES

      As of June 30, 1996, the Company had 413 full time employees, excluding part time field nurses and other professionals in the field. Full time employees include 6 in administration, 62 with operational responsibilities including regional administrators and directors, 300 staff nurses and other allied health professionals and 45 staffing coordinators and clerical employees.

      Administrators and corporate managers are salaried. Regional administrators and managers receive a salary and are entitled to an incentive program based on budgeted revenue and earnings of the region. Staffing coordinators and clerical staff are paid hourly wages. Employees are paid semi-monthly. The Company contributes to a group health insurance program for each eligible employee and offers a 401K plan as well as a cafeteria 125 plan. The Company has a stock option plan in place and stock options are granted by the Compensation Committee of the Board of Directors.

      Supplemental staffing nurses are paid on a contractual shift basis. Home health care employees who are field staff may be paid on an hourly or per-visit basis. The Company believes its employee relations are good. The Company maintains an employee committee of elected representatives of each department and division of the Company. The employee committee meets monthly and makes recommendations to the Company's administrative group. It also elects an employee for a recognition award for outstanding accomplishments on a monthly basis.

INSURANCE

      The Company maintains casualty coverage on its corporate and regional operations, including general and professional liability insurance and automobile insurance. Management believes that the limits of coverage carried by the Company are adequate for its operations. The Company maintains a self funded workers' compensation fund in Louisiana. In all other states where it conducts business, the Company maintains workers' compensation coverage with "A" rated insurers. All of the Company's employees are bonded.

PROPERTIES

      The Company presently leases approximately 21,000 square feet for its executive offices located at 3029 South Sherwood Forest Boulevard, Baton Rouge, Louisiana. The lease provides for a basic monthly rental rate of approximately $11 per square foot and expires on October 31, 1997, with a five year option to renew at the same rate. The Company has an aggregate of 42,500 square feet of leased space for regional offices pursuant to leases which expire between March 1996 and September 2006. Rental rates for these regional offices range from $9 per square foot to $22 per square foot with an average of $11 per square foot. Some lease rates include utilities. The Company believes its facilities to be adequate for its current needs.

      The Company acquired two outpatient surgery centers in the Houston, Texas area in connection with the acquisition of Surgical Care Centers of Texas, L.C. on June 30, 1995. These centers have an aggregate of 20,000 square feet. Of the total square footage, 8,000 square feet are leased and the rest is owned. The space encompasses seven surgery suites, pre-op and post-op areas, business offices and consultation and waiting areas. The outpatient surgery centers are equipped with modern technology and equipment for surgery, lab and limited diagnostic testing equipment.

LEGAL PROCEEDINGS

      From time to time, the Company and its subsidiaries are defendants arising in the ordinary course of the Company's business. While the outcome of these lawsuits cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

      In connection with the acquisition of Surgical Care Centers of Texas, L.C. ("SCC"), Mr. Glenn D. Rodriguez, the then president of SCC was terminated. In September 1995, Mr. Rodriguez initiated a lawsuit filed in Harris County, Texas, naming as defendants William F. Borne, the Company and Surgicare alleging wrongful termination and slander, seeking monetary damages. The Company denies the plaintiff's allegations and plans to vigorously defend the lawsuit. Discovery has not commenced and it is not possible to predict the ultimate outcome of the lawsuit and what impact, if any, its resolution will have on the Company's financial position or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

       The executive officers and directors of the Company are as follows:


   NAME             AGE    POSITION
William F. Borne    38     Chief Executive Officer and Director
Promod K. Seth      45     Chief Operating Officer
Mitchel G. Morel    36     Chief Financial Officer
Irvin T. Gregory    58     President, Outpatient Surgery and Director
Lynn S.  Bernhard   39     President, Nursing Services
Barbara C. Carey    49     Secretary/Treasurer
William M. Hession  44     Director
Dr. Karl A. LeBlanc 43     Director
Dr. Alan J. Ostrowe 55     Director
Dr. Boris L. Payan  63     Director

       WILLIAM F. BORNE founded the Company in 1982 and has served as chief executive officer since that time. Mr. Borne was an intensive care supervisor for Key Nursing Corporation from June 1982 to July 1983 and director of nursing at West St. James Hospital in Vacherie, Louisiana from 1980 to 1983. Mr. Borne is a registered nurse who worked clinically in specialty and medical-surgical areas with supplemental staffing agencies in New Orleans from 1979 to 1980. Mr. Borne is a graduate of the Charity Hospital School of Nursing.

       PROMOD K. SETH has served as chief operating officer since December 1995. From 1992 to 1996, he was an independent consultant and investment advisor and, from 1991 to 1992, he was regional administrator of Devereaux, Inc. From 1989 to 1991, Mr. Seth was a consultant to Methodist Hospital in Houston, Texas. Mr. Seth received an M.S. degree in physics from Delhi University in Delhi, India and an M.B.A. from Louisiana State University. He is licensed as a CPA in the state of Texas.

       MITCHEL G. MOREL has served as chief financial officer of the Company since June 1994 and served as vice president of finance from February 1991 to June 1994. From October 1989 to January 1991, Mr. Morel served as comptroller of a subsidiary of the Company. From March 1988 to October 1989, Mr. Morel was a senior accountant at the certified public accounting firm of Ellis-Apple and Co. Mr. Morel received a B.S. degree in business administration from Louisiana State University. He is licensed as a CPA in the state of Louisiana.

       IRVIN T. GREGORY has served as a director of the Company and as president of the Company's outpatient surgery division since August 1995. He served as the vice president of development and as a director of The Company Surgery Centers since January 1995. Mr. Gregory has 30 years of management experience in the health care field that includes services as regional vice president for Surgical Partners of America, Inc., a Vivra, Inc. New York Stock Exchange subsidiary, executive vice president of Medical Care International (now Med America), and vice president development for the Lifemark Hospital Division of Lifemark Corporation. Mr. Gregory filed a petition under Chapter

7 for personal bankruptcy in November 1994. Mr. Gregory has a B.S. degree in management from the University of Southwestern Louisiana.

       LYNNE S. BERNHARD has served as president of the Company's nursing services division since January 1994. Ms. Bernhard has also served in a variety of positions with a subsidiary of the Company since 1988. Prior to her affiliation with the Company, Ms. Bernhard was director of home health care services for Medical Personnel Pool in Baton Rouge from August 1985 to September 1988. Mrs. Bernhard has a nursing degree from Southern Arkansas University and she attended the College of St. Frances in Tollier, Illinois.

       BARBARA C. CAREY has served as secretary/treasurer since March 1994 and as vice president of corporate communications of the Company since October 1993. From July 1989 to October 1993, she served in a variety of positions with a subsidiary of the Company. She has a Bachelor of Arts and Masters degree in speech from Louisiana State University and an M.B.A. from Tulane University.

       WILLIAM M. HESSION, JR. has served as a director of the Company since July 1983. Mr. Hession has served as president of Key Nursing Corporation since 1982 and as president of Key Medical Supply Inc. since 1992. He served as consulting director of Nursing Services in Metairie, Louisiana from 1979 to 1982. Mr. Hession was director of nursing at Assumption General Hospital in Napoleonville, Louisiana from 1977 to 1978. He worked as a staff nurse in the intensive care unit at West Jefferson Hospital in New Orleans, and at Thibodaux General Hospital in Thibodaux, Louisiana in 1976. Mr. Hession received a nursing degree from Nicholls State University.

       DR. KARL LEBLANC has served as a director of the Company since June 1993. Dr. LeBlanc has practiced in the area of general surgery since 1983. He is on staff at Our Lady of the Lake Regional Medical Center, Baton Rouge General Medical Center and Woman's Hospital in Baton Rouge, Louisiana. He received his M.D. from Louisiana State University Medical Center in 1978, and a B.S. degree from the University of Southwestern Louisiana. Dr. LeBlanc received an M.B.A. from Louisiana State University in 1992.

       DR. ALAN J. OSTROWE has served as a director of the Company since July 1994. Dr. Ostrowe has practiced in the area of anesthesiology since 1971 and pain management since 1991. He is on the medical staff of Our Lady of the Lake Regional Medical Center, Baton Rouge General Medical Center, Medical Center of Baton Rouge and the Woman's Hospital of Baton Rouge. He received his M.D. from New York Medical College in 1966. He is on the board of directors of GulfWest Oil Company and is the medical director of one of the Company's subsidiaries.

       DR. BORIS L. PAYAN was elected to the Board of Directors in February 1996. Dr. Payan has practiced in the area of anesthesiology since 1962. Dr. Payan has served as a director of The Company Surgery Centers since 1978. He received his M.D. from the University of Havana, Cuba and completed a year of internship at Curie Hospital in Cuba and a second year at Methodist Hospital in Houston. He did his residency at St. Luke's Hospital, St. Joseph's Hospital and at Baylor College of Medicine in Houston. He is on staff at Southern Medical Center. He is a director on the board of First Bank of Houston.

       Directors serve until the expiration of their term at the annual meeting of stockholders. All officers serve at the discretion of the Board of Directors. Directors receive hourly compensation of $100 for board meetings and reimbursements for reasonable out-of-pocket expenses to attend Board Meetings.

EXECUTIVE COMPENSATION

       The following table sets forth certain information regarding compensation paid by the Company to the Chief Executive Officer during 1995. There were no other executive officers whose total annual salary and bonus exceeded $100,000 during 1995. The Company maintains a disability insurance policy and life insurance policy on Mr. Borne under which the Company is a beneficiary. These policies are pledged as collateral for a bank loan of the Company. The named executive officer receives perquisites and other personal benefits in amounts less than 10% of his total annual salary and bonus.

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                       ANNUAL COMPENSATION         COMPENSATION
                                       --------------------------  ------------
      NAME AND TITLE
                           YEAR            SALARY          BONUS     OPTIONS
                           1995          $130,000        $20,000      3,250
    William F. Borne,      1994           101,000         35,000        -
 Chief Executive Officer   1993           119,000         25,000        -

EMPLOYMENT AGREEMENTS

       None of the officers of the Company is subject to an employment agreement, except for Mr. Borne. Effective October 1996, Mr. Borne entered into an employment agreement expiring in December 1997 providing for the payment of $15,000 per month with an annual bonus equal to the greater of (i) 25% of the base salary for the applicable year if the Common Stock price achieves a 20% increase during such relevant period or (ii) 100% of the base salary for the applicable year if certain earning projections are met or if the Common Stock achieves a 50% increase during such relevant period.

STOCK OPTIONS

       The Company's Amended and Restated Stock Option Plan ("Plan") provides for the issuance of an aggregate of 500,000 shares of Common Stock upon exercise of options granted pursuant to such Plan. As of the date of this Prospectus, options to purchase an aggregate of 300,150 shares were outstanding under the Plan. Of this amount, options to purchase 27,650 shares become exercisable in April 1997 at a price of $7.00 per share and expire in April 1998; options to purchase 22,500 shares vest ratably over a three-year period beginning in May 1997 at an exercise price of $6.75 per share and expire in May 2001; and options to purchase 250,000 shares vest ratably over a three year period beginning in August 1997 at an exercise price of $6.61 per share and expire in August 2001 (of which Mr. Borne owns an option to purchase 35,000 shares).

       The following tables show, as to the named executive officer, certain information concerning stock options.

                           1995 STOCK OPTION GRANTS

                 OPTIONS   PERCENT OF
                 GRANTED  TOTAL OPTIONS  EXERCISE    PRICE EXPIRATION
NAME            (SHARES)    GRANTED     (PER SHARE)     DATE

William F. Borne  3,250      11.75         $7.00     April 1998

                      AGGREGATED OPTION EXERCISES IN 1995
                          AND YEAR-END OPTION VALUES

                                                    NUMBER OF
                                                    SECURITIES       VALUE OF
                      SHARES                        UNDERLYING      UNEXERCISED
                     ACQUIRED          VALUE       UNEXERCISED      IN-THE-MONEY
      NAME         ON EXERCISE       REALIZED        OPTIONS          OPTIONS

William F. Borne         -               -           3,250(1)           (2)

(1)  These options do not become exercisable until April 1997
(2)  These options were out of the money at December 31, 1995

CERTAIN TRANSACTIONS

       In 1994, AMEDISYS Surgery Centers, L.C. ("ASC") executed a note payable to Vista Maple Partnership, an affiliate of Drs. Reyes, Payan and Hearn, in the original principal amount of $1,080,000, bearing interest at 9% per annum. The note is secured by all real estate and personal property of one of the Company's surgical centers.

       During 1993, the Company made payments totaling $169,500 to Drs. Reyes, Hearn and Payan for services rendered in the capacity of medical director of ASC.

       During 1993, ASC made payments to RPH, Inc. an affiliate of Drs. Reyes, Payan and Hearn, aggregating approximately $1,014,000 for leased employees. Terms of the contract covering this transaction provided for ASC to pay RPH the salary costs of these employees plus 30% for the term of the contract.

       In 1995, 1994 and 1993, ASC made payments totaling approximately $108,000, $229,000 and $206,000, respectively, to RPH, Inc., an affiliate of Drs. Reyes, Payan and Hearn, for anesthesia services.

       In February 1996, the Company formed FutureCare, Inc., a Nevada corporation ("FutureCare"), to establish a health maintenance organization
(HMO). The Company has provided $1 million in financing to FutureCare to enable it to meet the capital requirements for an HMO license in Louisiana. As of June 30, 1996, the Company had committed to advance up to $300,000 in development expenses which are expected to be reimbursed from the proceeds of a private placement offering of FutureCare stock. The Company currently owns 51% of FutureCare stock; however, upon completion of FutureCare's offering and the licensing of the HMO, the Company will exchange its shares in FutureCare for 30% of the shares in the HMO. Mr. Borne pledged 400,000 shares of his stock in the Company and provided a personal guaranty to secure a $1 million letter of credit issued by Union Planters Bank in favor of FutureCare. Neither the Company nor Mr. Borne have any further formal commitment in connection with the HMO and the future development of the HMO is undeterminable at this time.

       In May 1996, the Company granted Dr. Reyes' son an option to purchase 2,500 shares of Company Common Stock at an exercise price of $6.75 per share. This option vests ratably over a three-year period beginning in May 1997 and expires in May 2001. This resale of shares underlying this option is being registered hereby.

       Management believes that all prior related party transactions are on terms as favorable to the Company as could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

       The following table sets forth, as of June 3, 1996, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known to the Company who beneficially owns more than 5% of the Company's outstanding Common Stock, (ii) each director of the Company, (iii) all named executive officers, and (iv) all directors and officers as a group:

                          SHARES BENEFICIALLY
                                 OWNED
 NAME AND ADDRESS
OF BENEFICIAL OWNER            NUMBER            PERCENT

 William F. Borne              438,391(1)          16.9 %
3029 S. Sherwood Forest, #300
Baton Rouge, LA 70816
 Boris L. Payan, M.D.          230,893(2)           8.9 %
3534 Vista
Pasadena, TX  77504
 R.E. Hearn, M.D.              230,893(2)(3)        8.9 %
 3534 Vista
 Pasadena, TX  77504
 Jose R. Reyes, M.D.           204,007(2)           7.9 %
3534 Vista
Pasadena, TX  77504
William M. Hession, Jr.(4)      82,947              3.2 %
 Alan J. Ostrowe, M.D.          43,426(5)           1.7 %
 Irvin T. Gregory               26,411              1.0 %
 Karl A. LeBlanc, M.D.           3,620                *
 All directors and office      885,438(6)            34 %
  as a group (10 persons)
 -------------------------
(*)    Less than one percent.

(1) Does not include 38,500 shares held in trust for Mr. Borne's minor children; does include 38,250 shares underlying an outstanding options.

(2) Includes 30,000 shares owned of record by R.P.&H., Inc., an affiliate of the shareholder.

(3) Includes 100,000 shares owned of record by Phoenix Anesthesia, EPSP, an affiliate of the stockholder.

(4) Includes 82,947 shares owned of record by Key Nursing Corporation, an affiliate of the stockholder.

(5) Includes (i)a warrant exercisable to purchase 1,000 shares of Common Stock and (ii) an option to purchase 10,000 shares of Common Stock.

(6) Includes 13,000 shares underlying options and 1,000 shares underlying a Warrant.

                           DESCRIPTION OF SECURITIES

       The following summary description of the Company's securities is qualified in its entirety by reference to the Company's Certificate of Incorporation and its Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

       The Company is authorized to issue up to 10,000,000 shares of Common Stock, $.001 par value per share, of which 2,583,864 shares are issued and outstanding. An aggregate of 300,150 shares of Common stock are reserved for issuance upon exercise of the Options and other options; 103,721 shares are reserved for issuance upon exercise of outstanding Warrants; and 150,000 shares are reserved for issuance pursuant to this Prospectus. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of the stockholders, including the election of directors. There is no cumulative voting with respect to the election of directors. Subject to the prior rights of any series of Preferred Stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the Preferred Stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

PREFERRED STOCK

       The Company is authorized to issue up to 2,500,000 shares of Preferred Stock, $.001 par value per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

       No shares of Preferred Stock are outstanding, and the Company has no present plans for the issuance thereof. The issuance of any such Preferred Stock could adversely affect the rights of the holders of Common Stock, and, therefore, reduce the value of the Common Stock.

WARRANTS

       In August 1993, the Company issued warrants to purchase 25,000 shares to Carnegie Investor Services in connection with its initial public offering. These warrants are exercisable at a price of $7.20 per share and expire in April 1998. In January 1996, a portion of the warrant was exercised and 1,000 shares were issued. The resale of these shares, as well as the remaining 24,000 shares underlying the warrant is being registered hereby.

       In March 1994, the Company issued warrants to purchase an aggregate of 29,721 shares in connection with a private placement. These warrants are exercisable at a price of $9.25 per share and expire in March 1997.

       In March 1996, the Company entered into an agreement with I.W. Miller & Co., Inc. ("Miller") for consulting services. Pursuant to such agreement, the Company agreed to issue warrants to purchase an aggregate of 50,000 shares of Company Common Stock to Miller in consideration of Miller's services. These warrants, when issued, will be exercisable for $8 per share as to 25,000 shares and $9 per share as to 25,000 shares. These warrants will vest immediately upon issuance and will expire in March 1998. The resale of the shares underlying these warrants is being registered hereby.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

LIMITATION OF DIRECTORS' LIABILITY

       The Company's Certificate of Incorporation eliminates, subject to certain exceptions, the personal liability of directors of the Company or its stockholders for monetary damages for breaches of fiduciary duty by such directors. The Certificate of Incorporation does not provide for the elimination of or any limitation on the personal liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions, or (iv) any transaction from which such director derives an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to the stockholder who is dissatisfied with a decision of the Board of Directors protected by this provision; such stockholder's only remedy may be to bring a suit to prevent the action of the Board. This remedy may not be effective in many situations, because stockholders are often unaware of a transaction or an event prior to Board action in respect of such transaction or event. In these cases, the stockholders and the Company could be injured by a Board's decision and have no effective remedy.

DELAWARE ANTI-TAKEOVER LAW

       The Company is subject to Section 203 of The Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combinations with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless (i) before such date the Board of Directors of the Company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares that are owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

       Section 203 defines "combination" to include (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of assets of the Company, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any stock of the Company to the interested stockholder, (iv) any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefit of any loans, advances guarantees, pledges or other financial benefits provided by or through the Company. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such an entity or person.

                 PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS

       The following table sets forth certain information with respect to the resale of Common Stock by the Selling Shareholders.

                                 SHARES                  SHARES
                               BENEFICIALLY            BENEFICIALLY
                               OWNED PRIOR     AMOUNT  OWNED AFTER
  NAME                          TO RESALE      OFFERED   RESALE    PERCENTAGE(1)
 -----                          ---------      -------   ------      -------
William F. Borne(2) ..........  438,391(3)      3,250   435,141       16.3%
Boris L. Payan, M.D.(2) ......  230,893(4)     30,134   200,759        7.3%
R.E. Hearn, M.D.(2) ..........  230,893(4)(5)  30,134   200,759        7.3%
Jose R. Reyes, M.D.(2) .......  204,007(4)     26,101   177,906        6.5%
Doris Montoya ................   56,000         8,400    47,600        1.7%
Steven Fein, M.D .............   50,000         7,500    42,500       *
I.W. Miller & Co., Inc. ......   50,000(6)     50,000      --         --
Lynne S. Bernhard (2) ........   43,450(7)      3,250    40,200        1.5%
S.F. Hartley, D.P.M ..........   40,000         6,000    34,000        1.2%
Eric H. Scheffey, M.D ........   39,744         5,961    33,783        1.2%
R.P. & H, Inc. ...............   30,000         4,500    25,500       *
Donald C. Stran, D.P.M .......   30,000         4,500    25,500       *
Irvin T. Gregory (2) .........   26,411         3,962    22,449       *
Ariston P. Awitan, M.D .......   25,000         3,750    21,250       *
Gerald Brown, M.D ............   20,000         3,000    17,000       *
Mark Sands, D.P.M ............   20,000         3,000    17,000       *
Surgical Enterprises, L.C ....   20,000         3,000    17,000       *
Wayne Mulloy, Trustee ........   19,230         2,884    16,346       *
Jorge Cuza, D.P.M ............   16,411         2,462    13,949       *
Mitchel G. Morel(2) ..........   12,875(7)      3,250     9,625       *
Carnegie Investor Service ....   12,500(8)     12,500      --         --
David Kaplan .................   11,500(8)     11,500      --         --
Coastal Surgical Group, L.C ..   10,000         1,500     8,500       *
Jeffrey C. Tanenbaum, D.P.M ..    6,411           962     5,449       *
Zach Gerger, M.D .............    5,000(9)      5,000      --         --
Scott McKinney, D.P.M ........    5,000(9)      5,000      --         --
Jorge Rodriquez, M.D .........    5,000(9)      5,000      --         --
Edward Wade, M.D .............    5,000           750     4,250       *

                                 SHARES                  SHARES
                               BENEFICIALLY            BENEFICIALLY
                               OWNED PRIOR     AMOUNT  OWNED AFTER
  NAME                          TO RESALE      OFFERED   RESALE    PERCENTAGE(1)
 -----                          ---------      -------   ------      -------
Bruce R. Weiner, M.D ..........     5,000         750     4,250       *
Barbara C. Carey (2) ..........     4,625(7)    3,250     1,375       *
Randal M. Lepow, D.P.M ........     2,500         375     2,125       *
Michael G. Tucker, M.D ........     2,500         375     2,125       *
Jose R. Reyes, Jr., M.D .......     2,500(10)   2,500      --         --
Joseph Toothaker--Alvarez, M.D      2,500(10)   2,500      --         --
Floyd Hardimon, M.D ...........     2,500(10)   2,500      --         --
Keith Barry ...................     1,000(11)   1,000      --         --
Landa H. Bernhard .............     3,250(7)    3,250      --         --
Cindy Doll ....................       500(12)     500      --         --
Michelle Wier .................       500(12)     500      --         --
Stacey Westbrook ..............       500(12)     500      --         --
Peter Hartley .................       500(12)     500      --         --
Wendy Williams ................       500(12)     500      --         --
Shirley Foreman ...............       500(12)     500      --         --
Patty Bayhi ...................       500(12)     500      --         --
Kenneth Clement ...............       500(12)     500      --         --
Heather Luquette ..............       500(12)     500      --         --
Greg Stelly ...................       500(12)     500      --         --
Judith Coxe ...................       200(13)     200      --         --
Scott Reid ....................       200(13)     200      --         --
Elizabeth Lutzi ...............       200(13)     200      --         --
Brendas Delahoussaye ..........       200(13)     200      --         --
Ann Broussard .................       200(13)     200      --         --
Donna Fontenot ................       200(13)     200      --         --
Christi Rogers ................       200(13)     200      --         --
Liz Regard ....................       200(13)     200      --         --
Mike McCall ...................       200(13)     200      --         --
Theresa Boudreaux .............       200(13)     200      --         --
Alice Posseno .................       200(13)     200      --         --
Marguerite Adams ..............       200(13)     200      --         --

                                 SHARES                  SHARES
                               BENEFICIALLY            BENEFICIALLY
                               OWNED PRIOR     AMOUNT  OWNED AFTER
  NAME                          TO RESALE      OFFERED   RESALE    PERCENTAGE(1)
 -----                          ---------      -------   ------      -------
Deborah Crumbley ..............  200(13)         200       --          --
Roy Holton ....................  200(13)         200       --          --
Milette Smiley ................  200(13)         200       --          --
Susan Boyette .................  200(13)         200       --          --
Darlene Stepp .................  200(13)         200       --          --
Lynette Fontenot ..............  200(13)         200       --          --
Genie West ....................  200(13)         200       --          --
Melody Lane ...................  200(13)         200       --          --
Annette Patterson .............  200(13)         200       --          --
Lela Venable ..................  200(13)         200       --          --
Ann Thomas ....................  200(13)         200       --          --
Mary DiVincenti ...............  200(13)         200       --          --
Suzanne Burchfield ............  200(13)         200       --          --
Mona Landry ...................  200(13)         200       --          --
Vanessa Jenkins ...............  200(13)         200       --          --
Goldie LeBlanc ................  200(13)         200       --          --
Martez Robinson ...............  200(13)         200       --          --
Bernardine Milton .............  200(13)         200       --          --
Sharon Ray ....................  200(13)         200       --          --
David Monic ...................  200(13)         200       --          --
 ------------------------
(*)    Less than one percent.

(1)    Assumes the exercise of all outstanding Options and Warrants.

(2) See "Management -- Executive Officers and Directors" and "-- Certain Transactions" for positions with the Company held by certain stockholders and any material relationships and transactions within the last three years between the Selling Stockholders and the Company.

(3) Does not include 38,500 shares held in trust for Mr. Borne's minor children; does include 3,250 shares underlying an Option.

(4) Includes 30,000 shares owned of record by R.P.&H., Inc., an affiliate of the shareholder.

(5) Includes 100,000 shares owned of record by Phoenix Anesthesia, EPSP, an affiliate of the shareholder.

(6)    Includes 50,000 shares underlying a Warrant

(7)    Includes 3,250 shares underlying an Option.

(8)    Includes shares underlying a Warrant

(9)    Includes 5,000 shares underlying an Option.

(10)   Includes 2,500 shares underlying an Option.

(11)   Includes 1,000 shares underlying a Warrant.

(12)   Includes 500 shares underlying an Option.

(13)   Includes 200 shares underlying an Option.

       The Selling Stockholders may sell the Common Stock through broker-dealers; through agents or directly to one or more purchasers. The distribution of the Common Stock may be effected from time to time in one or more transactions in the over-the-counter market or in transactions otherwise than in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. Any Selling Stockholder may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or commissions from purchasers of the Common Stock for whom they may act as agent (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). The Selling Stockholders and any broker-dealers or agents that participate in the distribution of the Common Stock might be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Act. The Company has not agreed to indemnify the Selling Stockholders against liabilities under the Act.

       The Company has agreed to bear all expenses (other than selling discounts, concessions or commissions and certain other fees and expenses of counsel and other advisers to the Selling Stockholders) in connection with the registration and sale of the Common Stock being offered by the Selling Stockholders. The Common Stock being offered hereby by the Selling Stockholders has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Common Stock should confirm the registration thereof under the securities law of the state in which such transactions occur, or the existence of any exemption from registration. A current prospectus must be in effect at the time of the sale of the shares of Common Stock to which this Prospectus relates. Each Selling Stockholder or dealer effecting a transaction in the registered securities, whether or not participating in a distribution, is required to deliver a Prospectus. The shares to be issued by the Company will be offered on a "best-effort, no-minimum" basis.

                                 LEGAL MATTERS

       The validity of the Common Stock to be offered hereby for the Selling Stockholders will be passed upon by Brewer & Pritchard, P.C., Houston, Texas.

                                    EXPERTS

       The consolidated financial statements of the Company and its subsidiaries included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP and Hannis T. Bourgeois & Co., L.L.P., independent certified public accountants, as set forth in their reports appearing elsewhere herein in reliance given upon the authority of those firms as experts in accounting and auditing in giving said reports. The single jointly signed auditor's report is considered to be the equivalent of two separately signed auditor's reports. Thus, each firm represents that it has complied with generally accepted auditing standards and is in a position that would justify being the only signatory of the report.

                        AMEDISYS, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants .................................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1994 .............   F-3
Consolidated Statements of Income for the Years Ended
December 31, 1995, 1994 and 1993 .........................................   F-4
Consolidated Statements of Stockholders' Equity for the Years Ended
December 31, 1995, 1994 and 1993 .........................................   F-5
Consolidated Statements of Cash Flows for the Years Ended
December 31, 1995, 1994 and 1993 .........................................   F-6
Notes to Financial Statements ............................................   F-8
Unaudited Consolidated Balance Sheets as of June 30, 1996 and
December 31, 1995.........................................................  F-21
Unaudited Consolidated Statements of Income for the Six Months Ended
June 30, 1996 and 1995 ...................................................  F-22
Unaudited Consolidated Statements of Cash Flows for the Six Months Ended
June 30, 1996 or 1995 ....................................................  F-23

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Amedisys, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Amedisys, Inc. (a Delaware Corporation, formerly known as Analytical Nursing Management Corporation) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amedisys, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP                               HANNIS T. BOURGEOIS & CO., LLP

March 15, 1996

                         AMEDISYS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1995 AND 1994

                                                                                                      1995                   1994
                                                                                                  ------------          -----------
CURRENT ASSETS:
   Cash (Note 14) .......................................................................         $    870,004          $   140,804
   Accounts receivable, net of allowance for doubtful accounts
     of $258,670 in 1995 and $277,845 in 1994 ...........................................            6,124,269            5,307,433
   Prepaid expenses .....................................................................              432,930              185,823
   Inventory and other current assets ...................................................              219,610              134,087
                                                                                                  ------------          -----------
           Total current assets .........................................................            7,646,813            5,768,147

NOTES RECEIVABLE FROM RELATED PARTIES (Note 10) .........................................              402,736              362,621

PROPERTY, PLANT AND EQUIPMENT, net (Notes 3 and 7) ......................................            2,449,468            2,449,685

ASSETS HELD FOR SALE, net (Note 4) ......................................................               76,456              101,940

DEFERRED TAX ASSET (Note 9) .............................................................              208,000               46,500

OTHER ASSETS, net (Note 5) ..............................................................              753,254              431,302
                                                                                                  ------------          -----------
           Total assets .................................................................         $ 11,536,727          $ 9,160,195
                                                                                                  ============          ===========
CURRENT LIABILITIES:
   Accounts payable .....................................................................         $    402,140          $   496,213
   Accrued expenses-
     Payroll and payroll taxes ..........................................................              862,498              443,616
     Insurance  (Note 12) ...............................................................              483,155               70,301
     Income taxes (Note 9) ..............................................................              287,987               39,993
     Other ..............................................................................              616,869              359,738
   Notes payable (Note 6) ...............................................................            2,456,971            1,674,468
   Current portion of notes payable to related parties (Note 10) ........................               90,711              286,221
   Current portion of long-term debt (Note 7) ...........................................              386,848               95,890
   Current portion of obligations under capital leases (Note 8) .........................              181,964               99,313
                                                                                                  ------------          -----------
           Total current liabilities ....................................................            5,769,143            3,565,753

LONG-TERM DEBT (Note 7) .................................................................              211,187              216,171

NOTES PAYABLE TO RELATED PARTIES (Note 10) ..............................................              987,924            1,028,457

OBLIGATIONS UNDER CAPITAL LEASES (Note 8) ...............................................              291,282              292,448
                                                                                                  ------------          -----------
           Total liabilities ............................................................            7,259,536            5,102,829
                                                                                                  ------------          -----------
COMMITMENTS AND CONTINGENCIES (Notes 8, 12 and 14) ......................................                 --                   --

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..........................................                3,345               14,942
                                                                                                  ------------          -----------
STOCKHOLDERS' EQUITY (Note 11):
   Common stock .........................................................................                2,584                2,547
   Additional paid-in capital ...........................................................            1,976,593            1,652,630
   Retained earnings ....................................................................            2,378,636            2,494,381
   Stock subscriptions receivable .......................................................              (83,967)            (107,134)
                                                                                                  ------------          -----------
           Total stockholders' equity ...................................................            4,273,846            4,042,424
                                                                                                  ------------          -----------
           Total liabilities, minority interest, and stockholders' equity ...............         $ 11,536,727          $ 9,160,195
                                                                                                  ============          ===========

         The accompanying notes are an integral part of these statements.

                         AMEDISYS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                               1995                 1994                    1993
                                                                           ------------          ------------          ------------
INCOME:
   Net service revenues ..........................................         $ 37,589,088          $ 28,902,219          $ 22,445,026
   Cost of service revenues ......................................           22,424,192            16,996,011            14,673,624
                                                                           ------------          ------------          ------------
           Operating revenues ....................................           15,164,896            11,906,208             7,771,402
                                                                           ------------          ------------          ------------
GENERAL AND ADMINISTRATIVE EXPENSES:
   Salaries and benefits .........................................            6,732,356             4,863,770             3,667,373
   Other .........................................................            7,052,610             4,875,985             3,537,030
                                                                           ------------          ------------          ------------
           Total general and administrative expenses .............           13,784,966             9,739,755             7,204,403
                                                                           ------------          ------------          ------------
           Operating income ......................................            1,379,930             2,166,453               566,999
                                                                           ------------          ------------          ------------
OTHER INCOME (EXPENSE):
   Interest expense ..............................................             (409,763)             (270,764)             (147,880)
   Interest income ...............................................               71,969                66,510                53,405
   Loss on investment in unconsolidated subsidiary
     (Note 10) ...................................................                 --                (122,699)                 --
   Miscellaneous .................................................               87,686                93,870                61,844
                                                                           ------------          ------------          ------------
           Total other income (expense) ..........................             (250,108)             (233,083)              (32,631)
                                                                           ------------          ------------          ------------
INCOME BEFORE INCOME TAXES AND
   MINORITY INTEREST .............................................            1,129,822             1,933,370               534,368

INCOME TAX EXPENSE (Note 9) ......................................              199,636                13,393                39,495
                                                                           ------------          ------------          ------------
           Income before minority interest in net
              income of consolidated subsidiary ..................              930,186             1,919,977               494,873

MINORITY INTEREST IN (INCOME) LOSS OF
   CONSOLIDATED SUBSIDIARIES .....................................               11,597               (14,942)                 --
                                                                           ------------          ------------          ------------
     Net income ..................................................         $    941,783          $  1,905,035          $    494,873
                                                                           ============          ============          ============
EARNINGS PER COMMON SHARE (Notes 1 and 2) ........................         $       0.37          $       0.75          $       0.22
                                                                           ============          ============          ============
WEIGHTED AVERAGE COMMON SHARES
   OUTSTANDING ...................................................            2,569,927             2,525,390             2,285,097
                                                                           ============          ============          ============
PROFORMA INFORMATION (unaudited): (Note 2)
   Net income (historical) .......................................         $    941,783          $  1,905,035          $    494,873
   Proforma adjustments-
     Income taxes on Surgicare results ...........................              190,760               645,682               154,950
                                                                           ------------          ------------          ------------
   Proforma net income ...........................................         $    751,023          $  1,259,353          $    339,923
                                                                           ============          ============          ============
   Proforma earnings per common share ............................         $       0.29          $       0.50          $       0.15
                                                                           ============          ============          ============

        The accompanying notes are an integral part of these statements.

                         AMEDISYS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                        COMMON STOCK        ADDITIONAL                     STOCK           TOTAL
                                                     -------------------     PAID-IN        RETAINED    SUBSCRIPTIONS  STOCKHOLDERS'
                                                      SHARES     AMOUNT      CAPITAL        EARNINGS     RECEIVABLE       EQUITY
                                                     ---------   -------    -----------    -----------    ---------     -----------
BALANCE, December 31, 1992 ......................... 2,074,649   $ 3,575    $     3,925    $ 2,369,226    $    --       $ 2,376,726

   Public offering (Note 11) .......................   250,000       250      1,499,750           --           --         1,500,000
   Public offering costs ...........................      --        --         (283,853)          --           --          (283,853)
   Issuance of stock ...............................       351      --           37,053           --           --            37,053
   Equity adjustment from purchase of ANMC stock ...   175,000    (1,325)         6,195         (4,870)        --              --
   Pooled acquisition-distribution to previous
     owners (Note 2) ...............................      --        --             --          (54,000)        --           (54,000)
   Net income ......................................      --        --             --          494,873         --           494,873
                                                     ---------   -------    -----------    -----------    ---------     -----------
BALANCE, December 31, 1993 ......................... 2,500,000     2,500      1,263,070      2,805,229         --         4,070,799

   Private placement stock offering (Note 11) ......    29,721        30        233,577           --       (122,015)        111,592
   Payments received on stock subscriptions ........      --        --             --             --         14,881          14,881
   Issuance of stock for acquisitions (Note 2) .....    15,800        16        149,984           --           --           150,000
   Issuance of stock in connection with stock
     option (Note 11) ..............................     1,200         1          5,999           --           --             6,000
   Pooled acquisition:
     Distributions to previous owners ..............      --        --             --       (2,068,883)        --        (2,068,883)
     Purchase of owners' interests .................      --        --             --         (147,000)        --          (147,000)
   Net income ......................................      --        --             --        1,905,035         --         1,905,035
                                                     ---------   -------    -----------    -----------    ---------     -----------
BALANCE, December 31, 1994 ......................... 2,546,721     2,547      1,652,630      2,494,381     (107,134)      4,042,424

   Issuance of stock for acquisitions (Note 2) .....    37,143        37        323,963           --           --           324,000
   Pooled acquisition - distributions to
     previous owners (Note 2) ......................      --        --             --       (1,057,528)        --        (1,057,528)
   Payments received on stock subscriptions ........      --        --             --             --         23,167          23,167
   Net income ......................................      --        --             --          941,783         --           941,783
                                                     ---------   -------    -----------    -----------    ---------     -----------
BALANCE, DECEMBER 31, 1995 ......................... 2,583,864   $ 2,584    $ 1,976,593    $ 2,378,636    $ (83,967)    $ 4,273,846
                                                     =========   =======    ===========    ===========    =========     ===========

         The accompanying notes are an integral part of these statements

                         AMEDISYS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                     1995               1994                1993
                                                                                  -----------        -----------        -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income .............................................................       $   941,783        $ 1,905,035        $   494,873
   Adjustments to reconcile net income to net cash used in
     operating activities-
       Depreciation and amortization ......................................           646,810            447,334            179,215
       Provision for bad debts ............................................           482,706            342,722             96,241
       (Gain) loss on disposal of property and equipment ..................             7,088               --               18,017
       Deferred income taxes (benefit) ....................................          (161,500)           (26,600)            (5,000)
       Loss from unconsolidated subsidiaries ..............................              --              122,699             15,960
       Minority interest ..................................................           (11,597)            14,942               --
       Changes in assets and liabilities-
         (Increase) decrease in accounts receivable .......................        (1,012,343)        (1,713,397)          (243,959)
         (Increase) decrease in prepaid expenses ..........................          (247,107)           (55,887)             9,497
         (Increase) decrease in inventory and other current
           assets .........................................................           (83,240)            (4,477)           (21,689)
         (Increase) decrease in other assets ..............................          (114,409)          (194,699)           (69,071)
         Increase (decrease) in accounts payable ..........................          (188,251)            54,433            135,632
         Increase (decrease) in accrued expenses ..........................         1,292,246            246,995           (167,874)
                                                                                  -----------        -----------        -----------
           Net cash provided by operating activities ......................         1,552,186          1,139,100            441,842
                                                                                  -----------        -----------        -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   (Increase) decrease in notes receivable ................................            10,483           (321,022)            13,533
   Proceeds from sale of property, plant and equipment ....................            42,000               --                 --
   Purchase of property, plant and equipment ..............................          (445,809)        (1,573,525)          (971,734)
   Investment in unconsolidated subsidiaries ..............................              --              (34,446)           (87,580)
                                                                                  -----------        -----------        -----------
           Net cash (used by)  investing activities .......................          (393,326)        (1,928,993)        (1,045,781)
                                                                                  -----------        -----------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash received in purchase acquisitions .................................            10,890               --                 --
   Net borrowings on line of credit agreement .............................           782,503            299,359            325,948
   Proceeds from issuance of notes payable and capital leases .............           661,389            647,009            705,702
   Payments on notes payable and capital leases ...........................          (573,923)          (824,887)          (247,916)
   Increase (decrease) in notes payable - related parties .................          (236,043)         1,265,964            (47,745)
   (Increase) decrease in notes receivable - related parties ..............           (40,115)           160,000           (119,868)
   Proceeds from issuance of stock ........................................              --              132,577          1,524,558
   Payments received on stock subscriptions receivable ....................            23,167               --                 --
   Distributions to previous members (Note 2) .............................        (1,057,528)        (2,068,883)           (54,000)
   Purchase of members' interest ..........................................              --             (147,000)              --
   Purchaser of treasury stock ............................................              --                 --              (71,000)
   Proceeds for sale of treasury stock ....................................              --                 --               95,538
   Offering costs .........................................................              --                 --             (283,853)
                                                                                  -----------        -----------        -----------
           Net cash provided (used) by financing activities ...............          (429,660)          (535,861)         1,827,364
                                                                                  -----------        -----------        -----------
NET INCREASE (DECREASE) IN CASH ...........................................           729,200         (1,325,754)         1,223,425

CASH AT BEGINNING OF YEAR .................................................           140,804          1,466,558            243,133
                                                                                  -----------        -----------        -----------
CASH AT END OF YEAR .......................................................       $   870,004        $   140,804        $ 1,466,558
                                                                                  ===========        ===========        ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION:
     Cash payments for-
       Interest ...........................................................       $   365,934        $   204,424        $   156,520
                                                                                  ===========        ===========        ===========
       Income taxes (refunds) .............................................       $    36,000        $   (24,393)       $   209,287
                                                                                  ===========        ===========        ===========

        The accompanying notes are an integral part of these statements.

                         AMEDISYS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                        1995             1994            1993
                                                                                      ---------        ---------       --------
SUPPLEMENTAL SCHEDULES OF NONCASH INVESTING
   AND FINANCING ACTIVITIES:
     Issuance of stock for acquisition of Priority Home Care, Inc. ............       $    --          $ 150,000       $   --
                                                                                      =========        =========       ========
     Acquisition Of Health Care 24, Inc.-

       Value of stock issued in exchange ......................................       $  50,000        $    --         $   --
       Value of note payable issued in exchange ...............................          50,000             --             --
       Working capital acquired net of cash and cash equivalents ..............            --               --             --
       Fair value of property and equipment acquired ..........................         (15,000)            --             --
                                                                                      ---------        ---------       --------

       Client lists acquired ..................................................       $  85,000        $    --         $   --
                                                                                      =========        =========       ========
     Acquisition Of Home Care Plus, Inc.-

       Value of stock issued in exchange ......................................       $ 274,000        $    --         $   --
       Cash acquired in exchange ..............................................         (10,890)            --             --
       Working capital acquired net of cash and cash equivalents ..............        (150,659)            --             --
       Fair value of property and equipment acquired ..........................         (30,245)            --             --
       Long-term debt assumed .................................................         229,991             --             --
                                                                                      ---------        ---------       --------
       Goodwill recorded in exchange ..........................................       $ 312,197        $    --         $   --
                                                                                      =========        =========       ========

The accompanying notes are an integral part of these statements.

                         AMEDISYS, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

1.   NATURE OF OPERATIONS AND SUMMARY
     OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF ORGANIZATION

Amedisys, Inc. (the Company - formerly known as Analytical Nursing Management Corporation) was acquired on December 21, 1993 by M & N Capital Corp. (M & N) which had been incorporated under the laws of the State of New York on October 20, 1992 to serve as a vehicle to effect a combination with an operating business. In connection with this transaction, 75,000 shares of M & N common stock were issued as a finders fee to three individuals and the former shareholders of the Company acquired approximately 73% of the issued and outstanding capital stock of M & N. Prior to the acquisition, none of the officers, directors or shareholders of M & N were affiliated with the officers, directors or shareholders of the Company. This transaction was accounted for as a reverse acquisition.

In July, 1994, Analytical Nursing Management Corporation (ANMC) was reincorporated in the state of Delaware, and in August, 1994, M & N Capital Corp. merged with and into ANMC, changing the name of the Company to "Analytical Nursing Management Corporation." During 1995, the Company changed its name and began doing business as Amedisys; the Company also acquired an outpatient surgery center company in Texas and two home care companies (see Note 2) in Louisiana. The Company provides a variety of supplemental staffing, home health care, home care management, outpatient surgery and primary care clinical services. The Company's home care division now services all major metropolitan areas in the state of Louisiana as well as the areas of Houston, Dallas and Beaumont in Texas. The outpatient surgery centers are located in Houston, Texas.

NATURE OF OPERATIONS

The Company provides services through a network of subsidiaries which include:

AMEDISYS STAFFING SERVICES, INC. (AME) supplies highly trained critical care registered nurses and licensed practical nurses to all types of health care facilities. Independent contract nurses are utilized to meet the staffing needs of client health care facilities.

AMEDISYS NURSING SERVICES, INC. (ASI) is an employee-based staffing agency that provides a variety of relief personnel such as registered and licensed practical nurses, and certified nurses' aides for staff relief in all types of health care facilities.

AMERINURSE, INC. provides highly trained nurses who travel to client heath care facilities and work on a contract basis. Effective January 1, 1996, Amerinurse, Inc. was merged into ASI.

AMEDISYS SPECIALIZED MEDICAL SERVICES, INC. (ASM), Amedisys Home Health, Inc. and Amedisys Home Health, Inc. of Texas provide skilled nursing care, home health aid, physical therapy, occupational therapy, speech therapy and medical social workers to homebound patients. During 1994, ASM acquired a 60% ownership interest in three rural health clinics located in Louisiana.

AMEDISYS SURGERY CENTERS, L. C. (ASC) operates two outpatient surgery centers in Houston, Texas.

AMEDISYS PHYSICIAN SERVICES, INC. (APS) provides physician services in rural areas through an internal medicine clinic. Its services have been expanded to include a "walk-in" clinic and laboratory.

USE OF ESTIMATES

The accounting and reporting policies of the Company and its subsidiaries conform with generally accepted accounting principles. In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries (AME, ASI, ASM and ASC) and its 60%-owned subsidiary (APS) and their wholly-owned and partially-owned subsidiaries Analytical Nursing Management Corporation of Texas, a wholly-owned subsidiary of AME; MedAmerica, Inc. of Texas and MedAmerica, Inc., 80%-owned subsidiaries of AME; Amedisys Home Health, Inc. and Amedisys Home Health, Inc. of Texas, both wholly-owned subsidiaries of ASM; and Jackson Rural Health Clinic, Inc. (clinic closed February, 1996), Kentwood Rural Health Clinic, Inc. (clinic closed in August, 1995), and Bastrop Rural Health Clinic, Inc., all 60%-owned subsidiaries of ASM. All material intercompany accounts and transactions have been eliminated in these financial statements.

Prior year financial statements have been restated to include the accounts of business combinations accounted for as poolings-of-interests. Business combinations accounted for as purchases are included from the respective dates of acquisition. Certain prior years' amounts have been reclassified to conform with current year financial statement presentation.

REVENUE RECOGNITION POLICY

Gross revenue is recorded on an accrual basis based upon the date of service at amounts equal to the Company's established rates or estimated cost reimbursement rates, as applicable. Allowances and contractual adjustments representing the difference between the established rates and the amounts estimated to be paid by third parties are also recorded on an accrual basis and deducted from gross revenue to determine net service revenues.

Reimbursement for home health care services to patients covered by the Medicare program is based on cost reimbursement rates. Final reimbursement is determined after submission of annual cost reports and audits thereof by the fiscal intermediaries. Proposed legislation by the U. S. Congress may change the payment methodology for home health care services to Medicare patients from a cost based reimbursement system to a prospective payment system.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash includes certificates of deposit and all highly liquid debt instruments with maturities of three months or less when purchased. The carrying amount approximates fair value because of the short maturity of those instruments.

INVENTORY

Inventories consist of medical supplies which are utilized in the treatment and care of home health and outpatient surgery patients. Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

Property and equipment is generally carried at cost except for certain property purchased from related parties (see Note 3). Additions and improvements are capitalized, but ordinary maintenance and repair expenses are charged to income as incurred. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any gain or loss is credited or charged to income.

Included in property and equipment are capitalized leases which consist primarily of computer equipment, phone systems, and vans used by the home care divisions. Capital leases are recorded at the present value of the future rentals at lease inception and are amortized over the lesser of the applicable lease term or the useful life of the equipment.

For financial reporting purposes, depreciation and amortization of property is included in other general and administrative expenses and is provided utilizing the straight-line method based upon the following estimated useful service lives:

    Buildings                                      40 years
    Leasehold Improvements                          5 years
    Equipment and furniture                     5 - 7 years
    Vehicles                                        5 years
    Computer software                               5 years

EARNINGS PER COMMON SHARE

Earnings per common share are computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The warrants discussed in Note 11 were not included in the computation of the earnings per common share because the market value of the common stock was not in excess of the exercise price and their inclusion would have an anti-dilutive effect.

RECENT PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Additionally, long-lived assets and certain identifiable intangible assets to be disposed of are required to be reported at the lower of carrying amount or fair value less selling costs. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The adoption of this statement will not have a material impact on the consolidated financial statements.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement provides accounting and reporting standards for stock-based employee compensation plans and also applies to equity instruments issued to acquire goods and services from nonemployees. SFAS No. 123 defines a fair value based method of accounting for employee stock options or similar equity instruments. Entities may either adopt that accounting method or may elect to continue the accounting treatment outlined in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to continue following Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value based method had been adopted. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995. The Company expects to continue following Opinion No. 25. Adoption of this statement will not have a material impact on the consolidated financial statements but will only require pro forma disclosure in future years.

2.   ACQUISITIONS:

On June 30, 1995, the Company acquired all issued and outstanding membership interests in ASC in exchange for 1,000,000 shares of Company common stock. ASC's assets on June 30, 1995 were approximately $3,000,000. Upon closing of the transaction, the former members of ASC owned approximately 40% of the issued and outstanding stock of the Company. This transaction has been accounted for as a pooling of interests and accordingly the financial statements have been restated to include the results of ASC for all periods presented, as follows (in thousands):

                                     1994                                  1993
                       -----------------------------------  -----------------------------------
                       AS ORIGINALLY REPORTED  AS RESTATED  AS ORIGINALLY REPORTED  AS RESTATED
                       ----------------------  -----------  ----------------------  -----------
Operating revenues.....      $ 8,728            $ 11,906            $6,099             $7,771
Net income.............            6               1,905                39                495
Earnings per common
   share...............         0.00                0.75               .03                .22

Combined and separate results of the Company and Surgicare for the six months ended June 30, 1995 are as follows (in thousands):

                                                                  COMBINED
                                   AMEDISYS      SURGICARE          TOTAL
                                   --------      ---------        --------
         Operating revenue .......   $5,722        $ 1,118         $ 6,840
                                     ======        =======         =======
         Net income ..............   $   11        $   561         $   572
                                     ======        =======         =======

ASC was a limited liability company and, accordingly, had no income tax liabilities. The effect of providing for income taxes on results of ASC operations prior to the 1995 acquisition are shown under "Proforma Information" in the accompanying statements of income.

On May 31, 1995, the Company acquired all of the outstanding stock of Home Care Plus, Inc. in exchange for 30,000 shares of its common stock valued at $274,000. The excess of the total acquisition cost over the fair value of the net assets acquired of $312,197 is being amortized over seven years using the straight-line method.

On March 19, 1995, the Company acquired all of the outstanding stock of Health Care Services 24, Inc. in exchange for 7,143 shares of its common stock and notes payable in the amount of $50,000, payable in monthly installments through March, 1996. The remaining balance on these notes at December 31, 1995 was approximately $8,500.

On April 28, 1994, the Company acquired all of the outstanding stock of Priority Home Care, Inc. in exchange for 15,800 shares of its common stock valued at $150,000. The excess of the total acquisition cost over the fair value of the net assets acquired of $144,348 is being amortized over seven years using the straight-line method.

The acquisitions of Home Care Plus, Inc., Health Care Services 24, Inc. and Priority Home Care, Inc. were accounted for as purchases and as a result, operations of these entities subsequent to the date of acquisition have been included in the consolidated financial statements. Unaudited pro forma consolidated results of operations for the years ended December 31, 1995, and 1994 (operations of these companies prior to 1994 were not significant) as though these companies had been acquired as of January 1, 1993 are as follows:

                                                    1995                1994
                                                 -----------         -----------
Net service revenues ...................         $38,108,293         $31,625,839
Net income .............................             850,874           1,750,446
Earnings per common share ..............                0.33                0.68

The above amounts reflect adjustments for amortization of goodwill.

3.   PROPERTY AND EQUIPMENT:

Property and equipment consists of:
                                                       1995            1994
                                                   -----------      -----------
Land .........................................     $   162,246      $   162,246
Buildings and leasehold improvements .........         509,619          479,033
Equipment, furniture and vehicles ............       2,910,087        2,524,168
Computer software ............................          37,581           33,855
                                                   -----------      -----------
           Total .............................       3,619,533        3,199,302
Accumulated depreciation .....................      (1,170,065)        (749,617)
                                                   -----------      -----------
           Net ...............................     $ 2,449,468      $ 2,449,685
                                                   ===========      ===========

During 1994, prior to acquisition, ASC purchased a building, land and equipment from a real estate partnership whose owners were also owners of ASC, and are now owners of the Company. The purchase price of this property was $1.2 million and resulted in a gain to the seller of approximately $475,000, which amount was offset against the allocated purchase price of the property and treated as a distribution in the accompanying financial statements. Lease payments on this property prior to purchase ($104,000 in 1994 and $489,000 in 1993) are included in other expenses.

During 1995, prior to acquisition, ASC also purchased certain other equipment from owners of ASC. The sellers' basis in the equipment was undeterminable and thus the entire purchase price of $115,000 was offset against the recorded equipment balance and treated as a distribution in the accompanying financial statements. Rental payments on this equipment were approximately $75,000 in 1994 and are included in other expenses. No rental payments were made on this equipment in 1995.

4.   ASSETS HELD FOR SALE:

On April 1, 1991, Cajun-a-La-Carte, a 57.95%-owned subsidiary of AME in the frozen seafood processing business, was merged into AME. Cajun-a-La-Carte ceased operations in 1992 and its principal assets are being held for sale. The Company has an agreement to lease these assets for a period of three years beginning April 1, 1994 for monthly lease payments ($1,025) which are sufficient to cover the monthly debt service on these assets. Management believes that these assets will be sold at a price sufficient to realize the carrying value of $76,456 as of December 31, 1995, which is net of accumulated depreciation of $70,932.

5.   OTHER ASSETS:

Other assets include the following for the years ended December 31, 1995 and 1994:

                                                               1995       1994
                                                             --------   --------
GOODWILL, net of accumulated amortization of
   $59,554 and $12,615 ...................................   $397,022   $131,763

START-UP COSTS, net of accumulated amortization of
   $129,241 and $45,377 ..................................    104,608    188,472

CLIENT LISTS ACQUIRED, net of accumulated  amortization
   of $115,343 and $73,265 ...............................     49,582      6,661

INVESTMENT IN A REAL ESTATE PARTNERSHIP ..................     50,174     42,585

OTHER ....................................................    151,868     61,821
                                                             --------   --------
                                                             $753,254   $431,302
                                                             ========   ========

The excess of the total acquisition costs over the fair value of the net assets acquired (goodwill) in various acquisitions (see Note 2) is amortized using the straight-line method over a seven-year period.

Costs incurred to establish regional offices of ASM prior to beginning services are capitalized as Other Assets and amortized over a five-year period.

In connection with the acquisition of various home health companies, ASM purchased client lists whose cost is being amortized over a three-year period.

Other assets also include an investment in a real estate partnership, acquired in connection with the purchase of ASC (see Note 2), which has certain partners who are also owners of the Company. The investment is accounted for on the equity method.

Other assets also include deferred organizational costs, which are being amortized over a five-year period, deposits on leased properties and workers' compensation policy deposits.

6.   NOTES PAYABLE:

Notes payable as of December 31, 1995 and 1994, consist primarily of borrowings under a $3,500,000 revolving line of credit which matures on August 7, 1996, bears interest at bank prime (10.25% at December 31, 1995), and is secured by accounts receivable, life insurance on the major stockholder and personal guarantees of several stockholders. Such borrowings totaled $2,456,971 at December 31, 1995 ($1,666,993 at December 31, 1994) at rates ranging from 8% to 10.25% (9% to 11% in 1994). As of December 31, 1995, approximately $1,043,000 was unused under this line of credit. The weighted average monthly interest rate on short-term borrowings was 10.67% and 10.04% in 1995 and 1994, respectively.

The revolving line of credit is subject to certain covenants, including a monthly borrowing base or margin requirement calculation, a debt service coverage ratio and a leverage ratio. The Company was in default on one of the covenants of these agreements at December 31, 1994, which default was waived by the bank at that time. No such events of default existed at December 31, 1995. The Company expects to renew the line of credit prior to its expiration.

7.   LONG-TERM DEBT:

Long-term debt consists of notes payable to banks and other financial institutions which are due in monthly installments through 2000:

                                                         1995
                                         ---------------------------------------
      PAYEE                              INTEREST RATE     CURRENT     LONG-TERM
      -----                              -------------     --------    ---------
Notes payable to banks .............     7.75 - 14.39%     $103,474     $208,164
Notes payable to finance and
   equipment companies .............     8.00 - 12.75%      283,374        3,023
                                                           --------     --------
                                                           $386,848     $211,187
                                                           ========     ========

                                                         1994
                                         ---------------------------------------
      PAYEE                              INTEREST RATE     CURRENT     LONG-TERM
      -----                              -------------     --------    ---------
Notes payable to banks .............     7.00% - 11.99%     $69,519     $189,358
Notes payable to finance and
   equipment companies .............     9.75% - 12.75%      26,371       26,813
                                                            -------     --------
                                                            $95,890     $216,171
                                                            =======     ========

The fair value of long-term debt as of December 31, 1995, estimated based on the Company's current borrowing rate of 10.25%, is approximately $546,000.

These borrowings are secured by equipment, vehicles and the personal guarantee of a stockholder. Maturities of long-term debt as of December 31, 1995, are as follows:

            December 31 ,1996 ..............................  $386,848
            December 31, 1997 ..............................    91,320
            December 31, 1998 ..............................    99,042
            December 31, 1999 ..............................     9,946
            December 31, 2000 ..............................    10,879
                                                              --------
                                                              $598,035

8.   CAPITAL LEASES:

During 1995 and 1994, the Company acquired certain equipment under capital leases. The related liabilities under these capital leases were recorded at the present value of future minimum lease payments due under the leases.

The present minimum lease payments under the capital leases and the net present value of future minimum lease payments are as follows:

December 31, 1996 .............................................       $ 234,205
December 31, 1997 .............................................         166,214
December 31, 1998 .............................................         123,952
December 31, 1999 .............................................          60,452
December 31, 2000 .............................................           2,365
                                                                      ---------
Total future minimum payments .................................         587,188
Amount representing interest ..................................        (113,942)
                                                                      ---------
     Present value of future minimum lease payments ...........         473,246

Current portion ...............................................         181,964
                                                                      ---------
Long-term portion .............................................       $ 291,282
                                                                      =========

9.   INCOME TAXES:

The Companies file consolidated federal income tax returns, including all subsidiaries which are owned more than 80%. State income tax returns are filed individually by the subsidiaries in accordance with state statutes.

The Company utilizes the liability approach to measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates in accordance with FASB Statement No. 109. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The provision (benefit) for income taxes consists of the following:

                                         1995            1994            1993
                                      ---------        --------        --------
Current portion ...............       $ 361,136        $ 51,893        $ 45,495
Deferred portion ..............        (161,500)        (38,500)         (5,000)
                                      ---------        --------        --------
                                      $ 199,636        $ 13,393        $ 39,495
                                      =========        ========        ========

Net deferred tax assets consist of the following components:

                                                         1995            1994
                                                       ---------       --------
Deferred tax assets:
   Receivable allowance .........................      $  97,000       $ 53,900
   Self-insurance reserves ......................        106,000           --
   Losses of consolidated subsidiaries
     (not consolidated for tax purposes) ........         54,000         67,700
Deferred tax liabilities:
   Property and equipment .......................        (49,000)       (30,900)
                                                       ---------       --------
                                                         208,000         90,700
Less:  Valuation allowance ......................           --          (44,200)
                                                       ---------       --------
                                                       $ 208,000       $ 46,500
                                                       =========       ========

Total tax expense (benefit) on income before taxes resulted in effective tax rates that differed from the federal statutory income tax rate. A reconciliation follows:

                                                  1995        1994        1993
                                                 -----       -----       -----
Income taxes computed on federal
   statutory rate ..........................     34.00%      34.00%      34.00%
State income taxes .........................      2.00        0.39        2.91
ASC income prior to merger (Note 2) ........     (16.88)     (33.40)     (31.30)
Losses of unconsolidated subsidiaries ......      8.33       (0.65)       --
Write-off of notes receivable from
   unconsolidated subsidiaries .............     (14.39)      --          --
Net operating losses utilized ..............      --         (1.61)       --
Nondeductible expenses and other ...........      4.60        1.96        1.78
                                                 -----       -----       -----
           Total ...........................     17.66%       0.69%       7.39%
                                                 =====       =====       =====

10.  RELATED PARTY TRANSACTIONS:

NOTES RECEIVABLE

Notes receivable from related parties consist of unsecured and noninterest bearing notes from the President and certain stockholders of the Company totaling approximately $18,000 at December 31, 1995 and 1994, receivables from an internal medicine clinic (IMC) totaling approximately $256,000 and $345,000 at December 31, 1995 and 1994, respectively, and a receivable from the developer of an outpatient surgery center to be leased by the Company in the future of approximately $127,000 at December 31, 1995. The fair value of the notes receivable from related parties is equal to the recorded value due to the short term nature of the notes from the President, stockholders, and developer, and the effective date of January 1, 1996 of the IMC notes.

In March, 1994, the Company entered into an agreement with IMC, an unrelated party, to form a new corporation (APS) which is 60% owned by the Company and 40% owned by the owners of IMC. APS acquired equipment and personal property from IMC for approximately $340,000 and manages the continuing operations of IMC. The Company loaned funds to APS to acquire the assets of IMC and meet working capital requirements. This loan to APS, which is to be repaid solely from the revenues of APS over a five-year period, bears interest at a rate of prime plus 2% and is eliminated in consolidation. APS recorded management fees of $541,449 in 1995 and $585,491 in 1994 from IMC. As discussed above, the unpaid management fees are included in notes receivable from related parties. Effective January 1, 1996, IMC issued new notes to APS for the unpaid balance on this date. These notes bear interest at 9%, require monthly principal and interest payments of $4,076 with the balance due on maturity of January 1, 1999 and are secured by the accounts receivable of IMC.

In accordance with the terms of the agreements with IMC, IMC has the right and option to sell its stock back to APS at a price equal to 3.5 times the earnings per share of APS attributable to each share of APS stock, to be calculated based on the largest annual earnings per share amount during the three-year period prior to the time such repurchase is requested by IMC. This option is not exercisable until March 1, 1997 and, based on operations of APS through December 31, 1995, would not have a material effect on the Company's financial statements if exercised.

NOTES PAYABLE

Notes payable to related parties consist primarily of a note issued in 1994 in the original amount of $1,080,000, bearing interest at 9% (see Note 3). The note is secured by all real estate and personal property of one of the surgical care centers. Maturities of this debt as of December 31, 1995 are as follows:

            December 31, 1996 ...........................    $   40,533
            December 31, 1997 ...........................        44,335
            December 31, 1998 ...........................        48,894
            December 31, 1999 ...........................       410,295
            December 31, 2000 ...........................        91,531
            Thereafter ..................................       392,869
                                                             ----------
                                                             $1,028,457
                                                             ==========

The fair value of this note at December 31, 1995, estimated based on the Company's current borrowing rate of 10.25%, was approximately $987,624.

The remaining balance of notes payable to related parties ($50,178) consists of unsecured notes to certain stockholders of the Company that are due on demand and bear interest at rates from 0% - 12%. The fair value of these notes is assumed to be equal to the recorded balance due to the short-term nature of the notes.

OTHER

Prior to acquisition by the Company, ASC engaged in the following transactions with related parties during 1995 and 1994.

     During 1993, the Company made payments totaling $169,500 to three doctors who were members of ASC for services rendered in the capacity of medical director (no such payments were made or required for 1994):

     During 1993, ASC made payments to RPH, Inc., an entity whose primary owners were also the controlling owners of ASC, aggregating approximately $1,014,000 for leased employees. Terms of the contract covering this transaction provided for ASC to pay RPH the salary costs of these employees plus 30% for the term of the contract.

     The Company made payments aggregating approximately $75,000 in 1994 and $16,000 in 1993 for equipment rented from doctors who were members of ASC.

     Payments totalling approximately $108,000 in 1995, $229,000 in 1994 and $206,000 in 1993 were made to RPH, Inc. for anesthesia services. The primary owners of RPH, Inc. were also controlling owners of ASC.

     During 1994, the Company purchased the interest of two members (totaling 7.6%) for $252,000. This purchase was effected through the issuance of notes payable. Of the purchased interest, 3% was sold in 1994 for $105,000. The remaining repurchased interest of 4.6% has been reflected as a reduction of retained earnings in the accompanying financial statements.

The Companies paid $18,935 in 1995 and $21,000 in 1994 for legal fees to a stockholder and director of the Company.

APS paid medical director fees of $24,000 to a stockholder of the Company and a total of $24,000 to two of the owners of IMC.

The Company had an investment in Network Wellness Systems, Inc. (NWS), the corporate general partner of Sports/Spa and Clinic, a Louisiana Partnership In Commendam ("SSC"), which operated a health club, spa, salon and wellness facility within the Sandestin Resort (the Resort) in Destin, Florida. SSC began business in November, 1991, and subsequently was placed in Chapter 11 Reorganization on April 23, 1993. The bankruptcy proceeding was thereafter converted to a Chapter 7 liquidation. The Company determined the unpaid balance due from NWS ($99,487) to be uncollectible and charged it against income in 1994. Two of the owners of IMC are also affiliated with NWS and SSC.

11.  CAPITAL STOCK:

Prior to its acquisition of ANMC, M & N completed its initial public offering of 250,000 common shares for gross proceeds of $1,500,000 on August 26, 1993. In connection with the offering, M & N issued 25,000 warrants to the Underwriter (the Underwriter's Warrants), which are exercisable at $7.20 per common share for a period of four years commencing April 28, 1994.

At December 31, 1993, there were 120,000,000 shares authorized of common stock, $.001 par value per share, and 1,500,000 shares issued and outstanding. Effective with the merger of M & N (merged corporation) with and into ANMC (surviving corporation) in 1994 (see Note 1), each outstanding share of common stock, $.001 par value per share, of the merged corporation was converted into one share of common stock, $.001 par value per share, of the surviving corporation. As a result of the merger and reincorporation of ANMC in the state of Delaware, the number and class of authorized shares of capital stock of the Company changed. As of December 31, 1994, there were 5,000,000 shares of common stock authorized, $.001 par value per share, and 5,000,000 shares of preferred stock authorized, $.001 par value per share. As of December 31, 1995, there were 10,000,000 shares of common stock authorized, $.001 par value per share, and 2,500,000 shares of preferred stock authorized, $.001 per share.

STOCK OPTIONS

The Company's Board of Directors has approved a Statutory Stock Option Plan providing incentive stock options to key employees. The Plan is to be administered by a Compensation Committee (appointed by the Board) which is to determine, within the provisions of the Plan, those eligible employees to whom, and the times at which, options shall be granted. Each option granted under the Plan is to be convertible into one (1) share of common stock, unless adjusted in accordance with the provisions of the Plan. Options may be granted for a number of shares not to exceed, in the aggregate, 500,000 shares of common stock at an option price per share of no less than 85% of the fair market value of a share of common stock on the date the option is granted. If the option is granted to any owner of 10% or more of the total combined voting power of the Company and its subsidiaries, the option price is to be at least 110% of the fair market value of a share of common stock on the date the option is granted. Each option is to be fully exercisable when granted and may be exercised during a period as determined by the Compensation Committee, not to exceed 10 years from the date such option is granted. The aggregate fair market value of common stock subject to an option granted to a participant by the Committee in any calendar year shall not exceed $100,000. As of December 31, 1994, no options had been granted under this Plan. During 1995, the Company granted 27,650 options at an exercise price of $7.00 per share (87.5% of the fair market value on date of grant). These options expire April, 1998. No options were exercised during 1995.

On December 19, 1990, the Company granted an option to purchase 1,600 shares of its common stock at $5.00 per share to an employee under an arrangement whereby share certificates were to be issued for all stock paid for through December 31st of each year, for the years 1991, 1992 and 1993. This option was later converted to an option to purchase 2,032 shares of stock. This employee purchased 1,648 shares of stock during 1993 and 1,200 shares of stock during 1994.

All administrative employees were given the option to purchase 6,250 shares for $10,000 in September, 1992. Only one employee accepted this option which was left open until March 31, 1993. This option to purchase 6,250 shares was later converted to an option to purchase 7,938 shares of stock. During 1993, this employee purchased 7,300 shares of ANMC stock in connection with this agreement.

An option to purchase shares of stock in a subsidiary was granted to an employee in June, 1992. This option was later converted to the right to purchase 5,000 shares of the Company's stock for $6,300. During 1993, this employee purchased 3,150 shares of stock in connection with this agreement.

STOCK PURCHASE AGREEMENTS

On March 21, 1994, the Company had a private placement stock offering of 45,000 units, consisting of one share of common stock and one common stock purchase warrant (unit) for $7.86 per share based on 85% of the average of the high and low bid price per share on the first day of the offering which was March 21, 1994. The warrant included in the unit entitles the holder thereof to purchase one share of common stock at a purchase price of $9.25 per share for a three-year period. The private placement resulted in a total of 29,721 shares being sold for $233,607. A portion of the sale was financed by the Company; actual cash received as of December 31, 1994, was $126,473. The total amount of $233,607 was recorded as common stock and additional paid-in capital. Equity has been reduced for these sales for which cash has not been received as of December 31, 1994 and 1995.

12.  COMMITMENTS AND CONTINGENCIES:

LEASES

The Company and its subsidiaries have leased office space at various locations under noncancelable agreements which expire between January, 1995, and October, 2002, and require various minimum annual rentals. Total minimum rental commitments at December 31, 1995, are due as follows:

              1996 ............................. $  781,756
              1997 .............................    646,329
              1998 .............................    570,163
              1999 .............................    518,044
              2000 .............................    473,746
              Due thereafter ...................  1,083,733
                                                 ----------
                                                 $4,073,771
                                                 ==========

SELF-FUNDED INSURANCE PLANS

During 1995, the Company became self-insured for workers' compensation claims in the State of Louisiana up to certain policy limits. Claims in excess of $200,000 per incident and $756,200 in the aggregate are insured by third party reinsurers. The Company has accrued a liability for both outstanding as well as incurred but not reported claims based on historical experience. Such reserves totaled approximately $389,000 at December 31, 1995 and are included in accrued insurance in the accompanying financial statements. In connection with the self insurance and as required by the State of Louisiana, the Company issued a $175,000 letter of credit in favor of the Louisiana Department of Labor, which expired February 17, 1996, and was renewed to February 17, 1997.

PLANNED SURGICAL CARE CENTER

ASC plans to develop an additional surgical care operation in Hammond, Louisiana in 1996. In connection with this development, ASC has committed to purchase a 60% interest in Hammond Surgical Care Center, L.C., a limited liability company
(HSCC), for $960,000. HSCC is expected to operate the surgical care facility which is to be leased from an unrelated entity who plans to build the facility and lease it to HSCC.

OTHER

The Companies are subject to various types of claims and disputes arising in the course of their businesses. While the resolution of such issues is not presently determinable with certainty, management believes that the ultimate resolution of such matters will not have a significant effect on the Companies' financial position or results of operations.

13.  PENSION PLAN:

The Company adopted a pension plan qualified under Internal Revenue Code 401(k) for all employees who are 21 years of age and have at least one year of service. Under the plan, eligible employees may elect to defer a portion of their compensation, subject to internal revenue service limits. The Company may make matching contributions equal to a discretionary percentage of the employee's salary reductions. No matching contributions were made for the years ended December 31, 1995, 1994 and 1993.

14.  SUBSEQUENT EVENTS:

During 1995, the Company began a process to develop a health maintenance organization (HMO). In January, 1996, the Company deposited $500,000 in connection with the HMO licensing process. The Company's president acquired a 67% interest in the HMO, which is still unlicensed, in exchange for arranging a $1,000,000 letter of credit for the HMO, secured by shares in the Company owned by the president. Neither the Company nor the Company's president have any further formal commitment in connection with the HMO and the future development of the HMO is undeterminable at this time.

                        Amedisys, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEET
                   as of June 30, 1996 and December 31, 1995
                                  (Unaudited)

ASSETS                                                                                June 30, 1996         December 31, 1995
                                                                                      ------------            ------------
Current Assets:
  Cash ...........................................................................    $    401,915            $    870,004
  Acounts Receivable, Net of Allowance for Doubtful
    Accounts of $624,743 in June 1996 and $258,670 in Dec 1995 ...................       8,763,098               6,124,269
  Prepaid Expenses ...............................................................         487,062                 432,930
  Other Current Assets ...........................................................         428,493                 219,610
                                                                                      ------------            ------------
      Total Current Assets .......................................................      10,080,569               7,646,813

Notes Receivable:
  Related Parties ................................................................         277,010                 402,736
  Other ..........................................................................           1,444                       0

Property, Plant and Equipment, Net ...............................................       2,994,644               2,449,468
Assets held for Sale, Net ........................................................          68,268                  76,456
Other Assets, Net ................................................................       1,149,621                 961,254
                                                                                      ------------            ------------
      Total Assets ...............................................................    $ 14,571,554            $ 11,536,727
                                                                                      ============            ============
LIABILITIES
Current Liabilities:
  Notes Payable ..................................................................    $  4,091,471            $  2,456,971
  Current Portion of Long-Term Debt ..............................................         659,523                 659,523
  Accounts Payable ...............................................................         749,467                 402,140
  Accrued Expenses:
    Payroll and Payroll Taxes ....................................................         887,339                 862,498
    Income Taxes .................................................................         102,937                 287,987
    Insurance ....................................................................         566,481                 483,155
    Other ........................................................................         834,185                 616,869
                                                                                      ------------            ------------
        Total Current Liabilities ................................................       7,891,403               5,769,143

Notes Payable to Related Parties .................................................       1,057,548                 987,924
Long-Term Debt ...................................................................         856,576                 502,469
                                                                                      ------------            ------------
        Total Liabilities ........................................................       9,805,526               7,259,536
                                                                                      ------------            ------------
Minority Interest ................................................................          28,411                   3,345
                                                                                      ------------            ------------
STOCKHOLDERS' EQUITY
  Common Stock ...................................................................           2,656                   2,584
  Additional paid-in capital .....................................................       1,983,721               1,976,593
  Stock Subscriptions Receivable .................................................         (73,754)                (83,967)
  Retained Earnings ..............................................................       2,824,993               2,378,636
                                                                                      ------------            ------------
      Total Stockholders' Equity .................................................       4,737,617               4,273,846
                                                                                      ------------            ------------
        Total Liabilities and Stockholders' Equity ...............................    $ 14,571,554            $ 11,536,727
                                                                                      ============            ============

See accompanying notes to financial statements.

AMEDISYS, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
for the three and six months ended June 30, 1996 and 1995
(Unaudited)

                                                            Three Months Ended                         Six Months Ended
                                                  ----------------------------------------   ---------------------------------------
                                                    June 96              June 95              June 96              June 95
                                                  ------------          ----------          ------------         ------------
Income:
  Service revenue                                 $11,769,253  100.0%  $9,321,237   100.0%  $21,885,452  100.0%  $17,925,230  100.0%
  Cost of service revenue                           6,709,723   57.0%   5,800,415    62.2%   12,326,823   56.3%   11,085,585   61.8%
                                                  ------------          ----------          ------------         ------------
    Gross margin                                    5,059,530   43.0%   3,520,822    37.8%    9,558,629   43.7%    6,839,645   38.2%
                                                  ------------          ----------          ------------         ------------
General and administrative expenses:
  Salaries and benefits                             2,583,100   21.9%   1,559,617    16.7%    4,628,737   21.1%    2,951,074   16.5%
  Other                                             1,997,704   17.0%   1,686,323    18.1%    4,090,893   18.7%    3,096,176   17.3%
                                                  ------------          ----------          ------------         ------------
    Total general and administrative expenses       4,580,804   38.9%   3,245,940    34.8%    8,719,630   39.8%    6,047,250   33.7%
                                                  ------------          ----------          ------------         ------------
    Operating income                                  478,727    4.1%     274,882     2.9%      839,000    3.8%      792,395    4.4%
                                                  ------------          ----------          ------------         ------------
Other income and expense:
  Interest income                                      10,356    0.1%      25,051     0.3%       32,339    0.1%       48,382    0.3%
  Interest expense                                   (127,185)  (1.1%)    (90,870)   (1.0)%    (241,848)  (1.1)%    (189,125) (1.1)%
  Miscellaneous                                        34,501    0.3%      22,046     0.2%       83,882    0.4%       42,591    0.2%
                                                  ------------          ----------          ------------         ------------
    Total other income and expenses                   (82,329)  (0.7%)    (43,773)   (0.5%)    (125,628)  (0.6)%     (98,152) (0.5)%
                                                  ------------          ----------          ------------         ------------
Income before income taxes and minority interest      396,398    3.4%     231,108     2.5%      713,372    3.3%      694,243    3.9%

Provision (Benefit) for estimated income taxes        134,250    1.1%      37,000     0.4%      241,950    1.1%      126,500    0.7%
                                                  ------------          ----------          ------------         ------------
Income before minority interest                       262,148    2.2%     194,108     2.1%      471,422    2.2%      567,743    3.2%

Minority interest in consolidated subsidiary           (9,961)  (0.1%)     10,679     0.1%      (25,066)  (0.1)%       4,687    0.0%
                                                  ============          ==========          ============         ============
  Net income                                         $252,187    2.1%    $204,787     2.2%     $446,356    2.0%     $572,430    3.2%
                                                  ============          ==========          ============         ============
Earnings per common share                               $0.10               $0.08                 $0.17                $0.22
                                                  ============          ==========          ============         ============
Proforma information (unaudited):
  Net income (historical)                                                $204,787                                   $572,430
  Proforma adjustments:
    Income taxes on Surgicare results                                      96,145                                    190,760
                                                                        ==========                               ============
  Proforma net income                                                    $108,642                                   $381,670
                                                                        ==========                               ============
  Proforma earnings per common share                                        $0.04                                      $0.15
                                                                        ==========                               ============

See accompanying notes to financial statements.

Amedisys, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 1996 and 1995
(Unaudited)

Cash Flows from operating activities:                                                       June 96            June 95
                                                                                          ----------           --------
  Net Income .....................................................................        $  446,356           $572,430
  Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
      Depreciation and amortization ..............................................           369,947            277,540
      Provision for bad debts ....................................................           347,973            197,476
      Minority interest in affiliated company ....................................            25,066             (4,687)
      (Gain) on disposal of property and equipment ...............................            (3,711)            (1,899)
      Changes in assets and liabilities:
        (Increase) in accounts receivable ........................................        (2,986,802)          (503,554)
        (Increase) in prepaid expenses ...........................................           (54,132)           (63,344)
        (Increase) in other current assets .......................................          (208,883)           (70,284)
        (Increase) decrease in other assets ......................................          (138,787)            21,231
        Increase in accounts payable .............................................           347,327             36,205
        Increase in accrued expenses .............................................           140,434            494,270
                                                                                          ----------           --------
             Net cash provided by (used in) operating activities .................        (1,715,211)           955,384
                                                                                          ----------           --------
Cash flow from investing activities:
  Purchase of furniture, fixtures & equipment ....................................          (946,036)          (238,203)
  Proceeds from sale of furniture, fixtures & equipment ..........................           156,388             51,197
  (Increase) in notes receivable from related parties ............................            (2,384)            (5,613)
  Decrease in note receivable - other ............................................                 0             10,484
                                                                                          ----------           --------
            Net cash (used in) investing activities ..............................          (792,032           (182,135)
                                                                                          ----------           --------
Cash flow from financing activities:
  Cash received in acquisition ...................................................                 0             10,890
  Cash distributions to Surgicare members ........................................                 0           (948,531)
  Net increase in borrowings on line of credit ...................................         1,634,501            464,432
  Payments on notes payable ......................................................          (421,821)          (469,702)
  Proceeds from note payables ....................................................           874,143            197,262
  Increase (decrease) in note payable to related parties .........................           (65,081)             8,639
  Proceeds from common stock .....................................................             7,199                  0
  Decrease in stock subscriptions ................................................            10,213             11,556
                                                                                          ----------           --------
            Net cash provided by (used in) financing activities ..................         2,039,154           (725,454)
                                                                                          ----------           --------
Net increase (decrease) in cash and cash equivalents .............................          (468,089)            47,795

Cash and cash equivalents at December 31, 1995 and 1994 ..........................           870,004            140,803
                                                                                          ----------           --------
Cash and cash equivalents at June 30, 1996 and 1995 ..............................        $  401,915           $188,598
                                                                                          ==========           ========

See accompanying notes to financial statements.

Amedisys, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 1996 and 1995
(Unaudited)

Supplemental disclosures of cash flow information:                June 96    June 95
    Cash payments for:
      Interest ................................................   $ 92,044   $181,823
                                                                  ========   ========
      Income taxes ............................................   $122,000   $ 82,155
                                                                  ========   ========
Supplemental schedule of non-cash investing activity:
    Acquistion of Health Care 24 Inc.: ........................              $100,000
                                                                             ========
      Value of stock issued in exchange .......................                50,000
      Value of note payable issued in exchange ................                50,000
      Working capital acquired net of cash and cash equivalents                     0
      Fair value of property and equipment acquired ...........                15,000
                                                                             ========
      Goodwill recorded in exchange ...........................              $ 85,000
                                                                             ========

    Acquistion of Home Care Plus, Inc.: .......................              $240,000
                                                                             ========
      Value of stock issued in exchange .......................               240,000
      Cash acquired in exchange ...............................                10,890
      Working capital acquired net of cash and cash equivalents               150,659
      Fair value of property and equipment acquired ...........                30,245
      Long-term debt assumed ..................................               229,993
                                                                             ========
      Goodwill recorded in exchange ...........................              $278,199
                                                                             ========

See accompanying notes to financial statements.

                                     PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered. The expenses shall be paid by the Registrant.

         SEC Registration Fee..................................... $1,440
         Printing and Engraving Expenses..........................  5,000
         Legal Fees and Expenses.................................. 20,000
         Accounting Fees and Expenses  ........................... 20,000
         Blue Sky Fees and Expenses...............................  1,000
         Transfer Agent Fees......................................    500
         Miscellaneous............................................  2,060
                                                                   ------
              TOTAL...............................................$50,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article XI of the Certificate of Incorporation of the Company provides for indemnification of officers, directors, agents and employees of the Company as follows:

         (a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Article. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized by this Article. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

         (h) For purposes of this Article references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         The foregoing discussion of the Company's Certificate of Incorporation, and of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation and statutes, respectively.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

         In December 1993, the Company issued 351 shares of Common Stock to employees in exchange for an aggregate offering price of $37,000 which was paid in cash.

         In December 1993, the Company issued 75,000 shares to two unaffiliated third parties for services rendered valued at nominal consideration.

         In March 1994, the Company issued 29,721 shares of Common Stock to 38 purchasers pursuant to a private placement stock offering. An aggregate cash consideration of $264,000 was received upon issuance of these shares.

         In April 1994, the Company issued 15,800 shares in exchange for all of the outstanding stock of Priority Home Care, Inc. Consideration received for the issuance of such shares was valued at $150,000.

         In December 1994, the Company issued 1,200 shares of Common Stock upon exercise of an outstanding stock option. Cash consideration received upon exercise of this option was $6,000.

         In March 1995, the Company issued 7,143 shares of Common Stock in exchange for all of the outstanding stock of Health Care Services 24, Inc. The consideration received for the issuance of these shares was valued at $50,000.

         In May 1995, the Company issued 30,000 shares of Common Stock in exchange for all of the outstanding stock of Home Care Plus, Inc. The consideration received for the issuance of these shares was valued at $274,000.

         In June 1995, the Company issued 1,000,000 shares of Common Stock in connection with the acquisition of all of the outstanding membership interest in Surgical Care Centers of Texas, LC. The consideration received for the issuance of these shares was valued at $7 million.

         In August 1996, the Company issued options to purchase 250,000 shares of Common Stock to employees for services rendered.

         In each case, the issuance of securities was exempt from registration under the Act pursuant to Section 4(2) as a transaction by an issuer not involving any public offering. In each instance, the purchaser had a pre-existing relationship with the Company, the offers and sales were made without public solicitation, the certificates bear restrictive legends, and appropriate stop transfer orders have been given to the transfer agent. No underwriter was involved in the transactions and no commissions were paid.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.             IDENTIFICATION OF EXHIBIT

2.1(1)       - Acquisition Agreement dated December 20, 1993 between the Company and M & N Capital Corp.
2.2(3)       - Plan of Merger dated August 3, 1994 between M & N Capital Corp.
               and the Company
2.3(4)       - Certificate of Merger dated August 3, 1994 between M & N Capital
               Corp. and the Company
3.1(4)       - Certificate of Incorporation
3.2(4)       - Bylaws
4.1(4)       - Common Stock Specimen
4.2(1)       - Representative's Warrant Agreement
5.1(6)       - Opinion regarding Legality
10.1(4)      - Loan Agreement with Sunburst Bank
10.2(4)      - Loan Agreement with City National Bank of Baton Rouge
10.3(5)      - Exchange Agreement dated June 30, 1995 between the Company and
               Surgical Care Centers of Texas, L.C.
10.4(6)      - Amended and Restated Stock Option Plan
16.1(2)      - Letter dated February 14, 1994 from Poval, Scott & Company
21.1(6)      - List of Subsidiaries
23.1(6)      - Consent of Counsel (contained in Exhibit 5.1)
23.2(7)      - Consents of Arthur Andersen, LLP and Hannis T. Bourgeois & Co.,
               L.L.P., independent public accountants
--------------------------

(1) Previously filed as an exhibit to the Current Report on Form 8-K dated December 20, 1993.
(2) Previously filed as an exhibit to the Current Report on Form 8-K dated February 14, 1994.
(3) Previously filed as an exhibit to the Current Report on Form 8-K dated August 11, 1994.
(4) Previously filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 1994.
(5) Previously filed as an exhibit to the Current Report on Form 8-K dated June 30, 1995.
(6) Previously filed as an exhibit to the Registration Statement on Form S-1 (333-8329) dated July 18, 1996.
(7)    Filed herewith.

ITEM 17. UNDERTAKINGS

         (a)  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                     ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                     iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (4) That, for purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on the 25th day of October 1996.

                                      AMEDISYS, INC.


                                      By  /s/ WILLIAM F. BORNE
                                              WILLIAM F. BORNE,
                                              Chief Executive Officer

                          ----------------------------

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE                          TITLE                     DATE


/s/ WILLIAM F. BORNE             Chief Executive Officer   October 25, 1996
    WILLIAM F. BORNE             and Director (Principal
                                 Executive Officer)

/s/ PROMOD K. SETH               Chief Operating Officer   October 25, 1996
    PROMOD K. SETH


/s/ MITCHEL G. MOREL             Chief Financial Officer   October 25, 1996
    MITCHEL G. MOREL             (Principal Financial
                                 and Accounting Officer)

/s/ IRVIN T. GREGORY             President, Outpatient     October 25, 1996
    IRVIN T. GREGORY             Surgery and Director


/s/ WILLIAM M. HESSION, JR.      Director                  October 25, 1996
    WILLIAM M. HESSION, JR.


/s/ KARL A. LEBLANC              Director                  October 25, 1996
    KARL A. LeBLANC


/s/ ALAN J. OSTROWE              Director                  October 25, 1996
    ALAN J. OSTROWE


/s/ BORIS L. PAYAN               Director                  October 25, 1996
    BORIS L. PAYAN